SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
·
Sections of the annual report or the financial year ended 31 March 2004 issued on 12 August 2004 [Pages 1 - 53 (inclusive) and pages 171 - 186 (inclusive)]

Happenings

NASPERS

Men'sHealth
ROCK STAR
ROCK HARD ABS

THE GROUP AT
A GLANCE
04
the group
FINANCIAL
HIGHLIGHTS FOR
THE YEAR
03
highlights
02
mission
NASPERS'S MISSION
PAGE
PAGE
PAGE
CHAIRMAN
Ton Vosloo
MANAGING DIRECTOR
Koos Bekker
DIRECTORS
Elize Botha
Francine-Ann
du Plessis
Jakes Gerwel
Rachel Jafta
Lourens Jonker
Steve Pacak
Fred Phaswana
Ben van der Ross
Neil van Heerden
Boetie van Zyl
Hein Willemse
L I M I T E D
THE GROUP'S
PERFORMANCE
12
financial
review
PAGE
A REVIEW OF
OUR OPERATIONS
DURING THE YEAR
MIH
Media24
Via Afrika
16
operational
review
PAGE
CHAIRMAN'S
AND MANAGING
DIRECTOR'S
REPORT
06
in focus
PAGE
contents
Happenings
NASPERS ANNUAL REPORT 2004

NASPERS ANNUAL REPORT 2004

185
PROXY FORM
PAGE
179
NOTICE OF ANNUAL
GENERAL MEETING
PAGE
52
annual
financial
statements
PAGE
SHAREHOLDERS'
DIARY
51
PAGE
44
DIRECTORATE AND
ADMINISTRATION
PAGE
ANALYSIS OF
SHAREHOLDERS
51
PAGE
CORPORATE
GOVERNANCE
STATEMENT
36
PAGE
TRANSFORMATION
AND CORPORATE
CITIZENSHIP
34
PAGE
contents
Essentials

Business
Public Investment
City Press
Daggers for Danny
TUIS!

DIE BURGER
Wéér Zuma vs Ngcuka

mission

To build
shareholder value
by operating
subscriber platforms
that provide
content, services
and the means
of
communication
to paying users; to sell
related
technologies
and
services
and to
be useful to the
communities
we serve
mission
2
NASPERS ANNUAL REPORT 2004
Naspers's mission
mission

OUR

FIGURES

DIE DROOM-GEWER
BRUCE WILKINSON

Sport
Sake
Rapport
Pa praat oor sy smart

FIGURES
Revenue
R12 804
m
Operating
profi t before amortisation
and impairment
R1 804
m
R1 637
m
Cash flow
from operating
activities
2004
2003
2002
R'm
R'm
R'm
Income statement and cash flow
Revenue
12 804
12 204
10 700
Operating profit before amortisation
and impairment
1 804
737
182
Operating profit/(loss)
1 289
226
(204)
Net attributable profit/(loss)
371
333
(1 947)
Cash flow from operating activities
1 637
1 272
(236)
Balance sheet
Total assets
13 093
13 373
17 871
Current assets
6 778
6 297
7 570
Shareholders' equity
3 182
3 504
1 362
Non-current liabilities
2 873
3 443
5 510
Current liabilities
6 802
6 122
6 674
Other information
Dividend per N ordinary share (cents)
30
25
24
Earnings/(loss) per N ordinary share (cents)
144
189
(1
336)
Weighted number of N ordinary shares
 in issue ('000)
257 814
176 528
145 692
3
NASPERS ANNUAL REPORT 2004
1163
new book titles
published
16,1
million
copies of newspapers
sold per month
Financial highlights for 2004
highlights
Digital subscribers
comprise
71%
of total pay-tv
subscriber base

the group

Naspers group at a glance

NASPERS
The Naspers group consists of:
MIH HOLDINGS
MultiChoice South Africa
MIH BV
M-Web South Africa
MultiChoice Africa
Tencent QQ
M-Web Thailand
NetMed
UBC
Irdeto Access
Entriq
MEDIA24
Newspapers
Magazines
Printing
VIA AFRIKA
Publishers and agents
Trade and distribution
Private education

COMPANY AND NATURE OF BUSINESS	
MIH HOLDINGS	MIH operates pay television and internet subscriber platforms in Africa, China, Thailand, Greece and Cyprus and owns Irdeto Access, a conditional access company
MEDIA 24	Media24 is a publisher, printer and distributor of newspapers, magazines, printing and related products in sub-Saharan Africa
VIA AFRIKA	Via Afrika is a publisher and distributor of books and conducts private education businesses. The businesses mostly operate in southern Africa

4 NASPERS ANNUAL REPORT 2004

·

PUBLISHERS AND AGENTS

Tafelberg, Human & Rousseau, Pharos, Kwela, Best Books, Lux Verbi.BM,

Jonathan Ball Publishers, Ad Donker, Sunbird, Book Promotions,

Nasou Via Afrika, Van Schaik, Action, Collegium, Learning Online

·

TRADE AND DISTRIBUTION

Van Schaik Bookstore, Lux Verbi, Leserskring, Leisure Books, Kalahari.net,

On the Dot, Afribooks, Computicket, LeisureworxGRC

·

PRIVATE EDUCATION

Educor: Damelin, Allenby Campus, Midrand Graduate Institute, Graduate

Institute of Management and Technology, Milpark Business School, City Varsity

International Colleges Group: Intec Colleges, Damelin Correspondence

College, Books from Us, Content Solutions, Image Data Solutions, Academy for Mathematics, Lyceum, Success

NASPERS ANNUAL REPORT 2004

·

NEWSPAPERS

Beeld, Die Burger, City Press, Daily Sun, Rapport, Soccer Laduma, Son,

Sunday Sun, The Natal Witness, Volksblad and community newspapers

·

MAGAZINES

Baba & Kleuter, Bicycling SA, Blunt, Eat In, Eat Out, dit, Drive Out, Drum, Fairlady, FHM, Finance Week, Finansies & Tegniek, Golf Digest, heat,Huis- genoot, Insig, Kick Off, Landbouweekblad, Men's Health, Runner's World, Salt Water Girl, Sarie, SA Sports Illustrated, Seventeen, Shape, True Love, Tvplus, Visi, Wegbreek, Woman's Value, YOU, Your Baby, Your Pregnancy, ZigZag

·

MEDIA24 DIGITAL

Finance24, Food24,

Health24, News24, Property24, Subscribe24, Wheels24,

Women24

·

PRINTING

Paarl Gravure, Paarl Media, Paarl Print, Paarl Web

·

DISTRIBUTION

NND24

·

PAY TELEVISION

ActionX, Big Brother Africa, Channel O, DStv, go, Idols, KTV, K-World, kykNET,

M-Connection, MIH, M-Net, M-Net-on-Demand, Movie Magic 1, Movie Magic 2,

MultiChoice, MultiChoice Africa, MultiChoice Cyprus, MultiChoice Hellas,

NetMed, Nova, Series Channel, SuperSport, SuperSport Arena, SuperSport

Club Champs, SuperSport Hardware, SuperSport Series Cricket, SuperSport

Show, SuperSport Travel, SuperSport Wheelchair Basketball, SuperSport United,

SuperSport Zone, UBC

·

INTERNET

M-Web, M-Web (Thailand), Sanook!, SportsCN, QQ, Tencent

·

TECHNOLOGY

Entriq, Irdeto Access

14,8

million book

units sold

72 000

students
serviced
by Educor

5,4

million tickets sold

by Computicket

300 000

new magazines

launched

4

Daily Sun titles achieve circulation of

MAJOR BRANDS

HIGHLIGHTS

5

2,1

million

pay-tv subscribers

Naspers group at a glance

the group

in focus
Chairman's and managing director's report

INVESTMENTS DELIVER

The Naspers group is now reaping the rewards of some years of intensive investment and development. This factor, coupled with favourable trading conditions over the past year and a limited number of new projects, resulted in a higher level of profitability.

6

NASPERS ANNUAL REPORT 2004
I
n particular, the offshore
businesses have shown
excellent improvements on the
profit line.
Revenue for the year increased by a
rather modest 5%, no better than
inflation, largely because of the
strengthening of the rand during the
year. Some 32% of the group's revenue
is now generated outside of South
Africa. However, a tight grip on costs
saw operating profits before
amortisation and impairment charges
increase to R1,8 billion.
Net finance costs of R664 million
(2003: R247 million) were substantially
higher than last year, mainly because
of fair value adjustments of
R386 million required by the adoption
of the South African accounting
standard AC133 in the current
year.
The taxation charge of R176 million
includes net credits of R204 million
relating to the creation of deferred tax
assets.
The net effect of the above was
headline earnings from continuing
operations of R779 million.
However, these headline earnings in
our view are inflated by R245 million
as they include items prescribed by
South African Generally Accepted
Accounting Practice (SA GAAP).t
TON VOSLOO
Chairman of Naspers

NASPERS ANNUAL REPORT 2004

Chairman's and managing director's report

Adjusting for these items would

result in `core' headline earnings

of R534 million, compared with

a loss of R100 million in the

previous year.

Regarding cash flows, the

group generated R1,6 billion of

cash from operating activities,

compared with R1,3 billion in

the previous year. On 31 March

2004, the group had net

consolidated cash of R2,6 billion

and interest-bearing liabilities of

R692 million, excluding

capitalised satellite and other

leases.

A more detailed explanation of

our financial results is contained

in the financial review on

page 12 of this annual report.

SUBSCRIBER PLATFORMS

PAY TELEVISION

The aggregate pay-television

subscriber base increased by

100 000 over the past year,

mostly offshore. The group

manages 2,1 million pay-

television subscribers, 71%

of whom subscribe to digital

services. Pay-television revenues

grew by a meagre 1%, a

consequence of the strong rand

and a mature South African

subscriber base,

M-Net and SuperSport

experienced a challenging

year. Their linked shares were

delisted on 15 April 2004

following a request by

minority shareholders,

especially the Phuthuma

Futhi share scheme

participants.

Subsequently Johnnic

Communications Limited

(Johncom) acquired a

proportional stake of these

minority shares.

NetMed's Greek pay-

television business made

substantial progress after last

year's upheavals. The

operations in Cyprus are

profitable. Overall the

Mediterranean region's

subscriber base increased by

40 000 to 350 000. The

operating loss, before

amortisation and impairment,

was R69 million - a huge

improvement on the

R269 million loss reported

last year. It is, however, too

early to predict sustained

profitability as the future of

local football, a key driver in

that market, is still uncertain.

In Thailand, the UBC

subscriber base remained

stable at 436 000 homes.

This business, which is now

proportionally consolidated,

reported revenues of

R1,3 billion and an operating

profit before amortisation of

R151 million. UBC sits on

cash and the local economy

is buoyant, but cable and

copyright piracy remains a

barrier to growth.

In sub-Saharan Africa, stronger

growth was experienced and

the subscriber base grew by

30 000 to 291 000 households.

Most of the analogue services

in this market have been shut

down as subscribers have

migrated to the digital

platform.

which had only a nominal price

increase in the year. Due to

rigorous cost controls, operating

profit before amortisation and

impairment charges increased

to R1,3 billion.

In South Africa, the subscriber

base is now mature and reflected

only marginal growth of 3% to

1 075 000. To improve

operational efficiencies, the

subscriber management

platforms of MultiChoice and

M-Web were merged.

The aggregate

pay-television

subscriber

base increased

by 100 000 -

mostly offshore

in focus

in focus
Chairman's and managing director's report

We are in competitive markets

Tencent腾讯
智慧沟通
灵感无限
RTX

8

development phase and will

consume cash as we launch

several new initiatives.

INTERNET

Tencent's QQ services enjoyed

strong growth over the past year.

QQ has one of the most visited

internet portals in China.

Registered subscriptions for the

fee-based internet value-added

services ended the year on

7,3 million. In addition, the

mobile and telecommunications

value-added services reached

12,7 million registered

subscriptions.

A number of new consumer

services have been launched,

TECHNOLOGY

Our technology businesses are

strategic assets as they ensure the

security of our pay-television

subscriber base. The encryption

technology market is competitive.

Coupled with this is pricing

pressure from direct competitors

as well as a decline in the price

of hardware. This has increased

the need for differentiation

through added-value services

and we have been investing in

new generation technology.

This combination of lower prices

and investment in product

development has led to reduced

profitability. Going forward we

will continue to invest in research

and development.

In addition, we are developing

Entriq, a business providing

security, billing and customer care

service for broadcast and online

media. Growth in the global

consumer broadband market

(outside of South Africa) has

resulted in both content owners

and service providers increasingly

looking to the internet for

complementary

value-added services and

products. Entriq is in a

including a popular QQ game

portal that features a selection of

multiplayer online games,

integrated with the QQ instant-

messaging service.

Tencent's contribution to

group revenues was a robust

R457 million and operating profit

before amortisation and

impairment was R220 million.

In June, Tencent listed on the

Hong Kong Stock Exchange.

Net proceeds from the offering,

prior to the exercise of any

over-allotment option,

were approximately

HK$1 418,3 million, which

will be used to fund new

strategic initiatives and

organic growth.

KOOS BEKKER -

Managing director of Naspers

NASPERS ANNUAL REPORT 2004

SUN
WOMEN FLEE FIRE PERIL

SUNDAY Sun
Jobs galore!
LIAR, LIAR, PANTS ON FIRE!
FREE!
BEWARE! HOT BIKINI SPECIAL!
FINANCE
Alpha female

NASPERS ANNUAL REPORT 2004

In China, SportsCN's

businesses continue to grow,

achieving almost one million

average daily visitors. SportsCN is

consolidating its position as the

leading sports portal in China

and more investment is expected.

In Africa, M-Web maintains its

leading position with 242 000

subscribers. However, growth in

South Africa has stalled, largely

because of the continuing Telkom

monopoly. Dial-up costs and

overseas calls are more expensive

here than in comparable markets.

Broadband services are still at

negligible levels. Regulation

seems unable to break the

impasse, and South Africa is

falling behind its peers in internet

innovation.

In Thailand, the group has a

leading online media company

offering a broad range of internet

services. The latest version of

QQ is being introduced there.

PRINT MEDIA

Our newspaper and magazine

businesses in South Africa

operate in a mature market, but

succeeded in achieving better

top-line growth than pay

television over the past year.

Most notable was the growth of

the Daily Sun, a tabloid aimed at

people who, beforehand, did not

regularly read a newspaper. The

four regional Daily Sun titles

have achieved aggregate

circulation of close to 300 000

Our

newspaper

and

magazine

businesses in

South Africa

operate in a

mature market

daily. The Sunday Sun and Son

have also experienced good

circulation growth.

On the magazine front, new

titles such as Bicycling SA, heat,

Seventeen and Wegbreek were

launched to cater for niches. We

have either implemented or

initiated upgrades to our printing

plants to provide additional

capacity for coping with growth.

In total, the print media

business improved revenues by

14% and operating profits before

amortisation by 34%.

BOOK PUBLISHING AND

PRIVATE EDUCATION

The book publishing business

(Via Afrika) experienced a

satisfactory year, with revenues

increasing by 18% to

R785 million. The business was

restored to profitability after last

year's losses, recording an

operating profit before

amortisation and impairment of

R21 million.

The private education

business, Educor, had static

turnover but solid growth in

operating profits before

amortisation of 82%.

DIVIDEND

The board has recommended that

the annual dividend be increased

to 38 cents (previously 30 cents)

per N ordinary share and 7 cents

(previously 6 cents) per unlisted

A ordinary share. The dividends

are due to shareholders recorded

in the books on 17 September,

and will be paid on 20 September

2004. The last date to trade cum

dividend will be on 10 September.

PROSPECTS

Shareholders will deduce from

the above that, with respect to

profitability, virtually all our

businesses fired on all cylinders

over the past year. This may not

be maintained indefinitely in a

group that spans multiple media

platforms across many different

economies. Coupled with this,

fewer than normal new

developments were initiated over

the past year. Some developments

now in the pipeline may,

Chairman's and managing director's report

in focus

in focus
Chairman's and managing director's report

towards EMPOWERMENT

Volksblad
Kiesproses in SA krieket
Keep your
DIAMOND
EXPRESS
Volksblad
SUPERSTUDS
THE HI-FI CORP

10

NASPERS ANNUAL REPORT 2004
however, impact the profit line in
the short term, but should create
long-term growth.
In addition, as indicated earlier
in this report, our headline
earnings have been artificially
boosted by prescribed
accounting standards.
Shareholders are warned that
some of these are unlikely to
recur, and should bear this in
mind when projecting future
headline earnings. In any event,
we believe that a concept such
as `core headline earnings'
provides a fairer reflection of the
true earnings of the group.
With most companies
generating cash and debt levels
reducing, our balance sheet and
cash flows are sound.
In the year ahead, the group will
focus on developing new
opportunities in the hope of
delivering future value to
shareholders. In particular, we will
concentrate on the development
of our interests across the African
continent and in Asia.
We are mindful that the rapid
rate at which the Chinese
economy has expanded over the
past decade will probably have to
slow in the near future. In general,
other economies where we have
major businesses have a stable
outlook for the year ahead.
BLACK ECONOMIC
EMPOWERMENT
Naspers supports the drive to
incorporate our previously
disadvantaged communities into
the South African economy.
Over the past ten years the
group initiated numerous
empowerment schemes.
Most recently, the Welkom
economic empowerment scheme
was extended for three years,
benefiting the 17 000
individuals who participate in
this empowerment drive. It is
now `in the money'. Phuthuma
Futhi shareholders also cashed
out of M-Net/SuperSport at
a profit.
However, it is clear that we
will have to develop further
initiatives in future. The ICT
sector charter, which will apply
to our South African broadcast
and telecommunication
businesses, is close to
finalisation. Once completed,
we will study its impact and
determine our approach
going forward.
CORPORATE GOVERNANCE
Naspers is a dual-listed company
with its primary listing on the JSE
Securities Exchange South Africa
(JSE). It also has a secondary
listing on the Nasdaq National
Market in New York (Nasdaq)
with its American Depositary
Receipt (ADR) programme.
The board is committed to high
standards of corporate governance
throughout the group and
recognises the need to conduct its
business with integrity. The board
acknowledges that it is
accountable to the company's
shareowners for good governance.
A compliance committee was
formed to focus on the company's
ongoing implementation of
compliance with the Listing
Requirements of the JSE, the King
Report on Corporate Governance
for South Africa 2002 (King II),
the Nasdaq, the Sarbanes-Oxley
Act of 2002 as well as the
Securities and Exchange
Commission (SEC) in the USA.
This committee monitors
developments in the corporate
governance arena, locally and
internationally, and makes
recommendations to the board on
governance structures and
practices as and when appropriate.
During the past year, in support
of the recommendations of
King II and the Sarbanes-Oxley
Act of 2002, Naspers developed
We will
develop
further initiatives

NASPERS ANNUAL REPORT 2004
Chairman's and managing director's report
an overall group code of ethics
that encompasses the
requirements of the JSE, Nasdaq
and SEC and reflects what the
board considers to be best
practice. The board further revised
its charter, supporting policies and
procedures, as well as the process
of electing directors.
In addition, the board streng th -
ened its diversity and independence
by appointing three new
independent directors. Diversity
was improved by appointing two
women and two black directors.
For the coming year, Naspers
will focus on the ethics manage-
ment process at individual
co mpany level within the group.
A detailed review of the group's
corporate governance can be
found on page 36 of the
annual report.
RISK MANAGEMENT
Managing risk plays a central role
in the day-to-day operations of all
our businesses. The Naspers
board, in conjunction with
boards of various subsidiary
companies, is responsible for
determining risk management and
control procedures, as well as
evaluating the effectiveness of
those procedures.
The risk management process
is subject to periodic review. Risk
management units have been
established in major group
companies and will become
fully operational in the coming
year.
The main risks to which the
group businesses are exposed
include:
·
Geopolitical or economic
instability
·
Regulatory disruption
·
Satellite failures
·
Competition and technical
innovations
·
Currency fluctuations.
While these risks are outside
the board's control, mitigating
measures can sometimes be
implemented. A more detailed
review of the risks facing the
group and the compensatory
steps taken are contained on
page 40 of the annual report.
DIRECTORS
In terms of the company's
articles of association, one-third
of the non-executive directors
retire annually, and re-
appointment is not automatic.
Messrs N P van Heerden,
L N Jonker and Prof G J Gerwel,
who retire by rotation at the
annual general meeting, being
eligible, offer themselves for re-
election. The biographical details
for each of them, as well as those
of newly appointed directors, are
set out on pages 46 and 47 of
this 2004 annual report.
Changes to the board
during the financial year
ended 31 March 2004
involved Messrs J F Malherbe
and L M Taunyane retiring
on 29 August 2003.
Mr F T M Phaswana,
Adv F du Plessis and
Dr R C C Jafta were appointed
as independent non-executive
directors to the board on
23 October 2003.
Shareholders will be asked to
confirm their appointment at
the upcoming annual general
meeting, notice of which is
contained in this annual
report.
PEOPLE
We are proud of the
contribution made by so
many of our people in so
many countries. They have
shown character and
enterprise to achieve most of
the goals our businesses were
set in a tough environment.
Finally, thank you to our
fellow board members for their
guidance and support during
what has been a busy year.
Ton Vosloo
Chairman
Koos Bekker
Managing director
in focus
AND GOVERNANCE

NASPERS ANNUAL REPORT 2004
The group experienced favourable trading conditions
over the past year, with most business units reporting
satisfactory results. In particular, the businesses outside
of South Africa reported excellent profit growth.
A feature of the past year was the strength of the
rand, which had a mixed impact on the group. On the
positive side, we have foreign currency-based input
costs, which a robust rand helps to reduce. On the
negative side, a strong rand diminishes the value of our
offshore revenues and earnings when these are
translated and reported in rand.
GROUP PERFORMANCE
Revenue for the year improved by only 5% to
R12,8 billion, modest growth largely because of the
strengthening of the rand over the year.
However, a continued focus on costs saw operating
profits before amortisation and impairment charges
increase to R1 804 million (2003: R737 million).
Net finance costs of R664 million
(2003: R247 million) were considerably higher than last
year, mainly because of fair value adjustments of
R386 million required by the introduction of AC133 in
the current year. Net interest paid on borrowings and
imputed interest on finance leases declined to
R154 million (2003: R185 million) and R187 million
(2003: R272 million) respectively. Net currency gains
totalled R63 million.
The taxation charge of R176 million includes net
credits of R204 million relating to the creation of
deferred tax assets (refer below).
The net effect of the above was headline earnings
from continuing operations of R779 million. However,
as reported to you in the past, these headline earnings
include items prescribed by South African Generally
Accepted Accounting Practice (SA GAAP), which
undermine the credibility of `headline earnings' as a
measure of true operating performance. Our best
estimates of such distorting items are:
R
million
Currency translation gains 51
Creation of deferred tax assets 204
Amortisation of intangible assets (54)
AC133 fair value adjustments 44
245
The group leases satellite capacity, which is mainly
denominated in US dollars. SA GAAP requires that the
future liabilities on these leases be aggregated and
translated to the rand equivalent at year end. The
translation of these leases and other items resulted in an
unrealised currency gain of R51 million this year. As this
`profit' is not realised, we do not believe it is prudent to include it in headline earnings.
SA GAAP compels us to create `net deferred tax
assets' in the year of R204 million. This is mainly a non-
recurring, artificial boost to headline earnings, which we
believe is imprudent to recognise.
The inclusion in headline earnings of a R54 million
charge relating to the amortisation of intangible assets
reflects an accounting convention that has no
commercial relevance.
Finally, accounting standard AC133 compels us to
`mark-to-market' forward exchange contracts that the
group entered into in terms of its policy of hedging
foreign currency obligations. Accounting for the foreign
exchange contracts as they mature would have yielded
an additional realised loss of R44 million. We believe it
is unwise to exclude such realised amounts from
headline earnings.
None of the above items had any impact on
cash flows.
The net effect is that the reported headline earnings
is inflated by R245 million. Adjusting for these items
would result in `core' headline earnings of R534 million,
compared with a loss of R100 million in the
previous year.
Financial review
financial

financial
Financial review

REVENUE by segment
in ZAR millions

14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2004
2003
Pay television
Technology
Internet
Print media
Books and education

13

NASPERS ANNUAL REPORT 2004
SEGMENTAL REVIEW
Revenues and operating profits of the key business segments were as follows:
Revenue
Ebitda
2004
2003
2004
2003
R'm
R'm
%
R'm
R'm
%
Subscriber platforms
8 661
8 516
2
1 865
1 087
72
- pay television
7 299
7 225
1
1 713
1 118
53
- technology
315
378
(17)
(9)
65
--
- internet
1 047
913
15
161
(96)
--
Print media
2 820
2 469
14
505
401
26
Book publishing and
private education
1 321
1 218
8
97
13
646
- books
785
665
18
37
(28)
--
- education
536
553
(3)
60
41
46
Corporate services
2
1
--
(28)
(17)
(65)
12 804
12 204
5
2 439
1 484
64
continued

financial
Financial review

OPERATING PROFIT BEFORE AMORTISATION AND IMPAIRMENT by segment in ZAR millions

2 000
1 500
1 000
500
0
-500
2004
2003
Books and education
Print media
Internet
Technology
Pay television
Corporate services

14

NASPERS ANNUAL REPORT 2004
Operating profit before
amortisation and impairment
Operating profit

2004
2003
2003
2004

R'm
R'm
%
R'm
R'm
%
Subscriber platforms
1 385
487
184
919
21
--
- pay television
1 336
658
103
1 063
435
144
- technology
(23)
49
--
(63)
14
--
- internet
72
(220)
--
(81)
(428)
81
Print media
388
290
34
373
279
34
Book publishing and
private education
61
(20)
--
27
(54)
--
- books
21
(42)
--
15
(47)
--
- education
40
22
82
12
(7)
--
Corporate services
(30)
(20)
(50)
(30)
(20)
(50)
1 804
737
145
1 289
226
470
continued

NASPERS ANNUAL REPORT 2004
continued
CASH FLOWS
The group generated R1 637 million of cash from
operating activities, compared with R1 272 million in the
previous year. On 31 March 2004, the group had net
consolidated cash of R2,6 billion and interest-bearing
liabilities of R692 million, excluding capitalised satellite and other leases.
ACCOUNTING POLICIES
The accounting policies used in this report comply with
South African Statements of Generally Accepted
Accounting Practices and are consistent with those
applied in the prior year, except for the adoption of:
- AC133 - Financial Instruments: Recognition and
Measurement, as from 1 April 2003
- the benchmark treatment in terms of AC119. Joint
ventures are proportionately consolidated from the
beginning of the current year. Prior-year figures have
been restated to provide comparative information.
The internet operations of Media24 and Via Afrika are
now being reported as part of the print media and book
publishing segments respectively, whereas in prior
periods their results were shown as part of the internet
segment. This change reflects the increasing integration
of these operations within the print media and book
publishing segments.
The group's interest in Tencent was consolidated until
July 2003, thereafter it was proportionately consolidated
as a joint venture. In the next financial year, it will be
proportionately consolidated until the date of the recent
IPO, whereafter it will be equity accounted as an
associated company.
Financial review
financial

review

A review of our operations during the year

A PERSONAL REFERENCE world

SOUTH AFRICA

16 NASPERS ANNUAL REPORT 2004

The Naspers group comprises:
·
MIH
, which operates pay-television and internet platforms in Africa, China, Thailand, Greece and Cyprus. It also conducts businesses that develop the underlying technologies used by our platforms, like Irdeto Access.
·
Media24
, a magazine, newspaper, printing and distribution business in sub-Saharan Africa.
·
Via Afrika
, a book publishing and distribution business and private education provider in
southern
Africa.
·
Tencent, the real-time communications company that operates the QQ platform in China, continued to show growth. Tencent was listed on the Hong Kong Stock Exchange in June 2004.
·
The pay-television operation in Greece made substantial progress after the upheaval in the previous year.
·
M-Net and SuperSport entered choppy waters and were delisted following a request by minority shareholders, especially the Phuthuma Futhi empowerment scheme.
·
Some newspaper titles, especially Daily Sun and Son, showed vibrant circulation growth. New magazine titles included Bicycling SA, heat, Seventeen and Wegbreek.
·
The book business, Via Afrika, implemented its turnaround strategy and was restored to profi tability.
The private education business, Educor, was merged into Via Afrika and reported growth in profi tability.
Operational highlights over the past year:
A review of our operations during the year
review

review
A review of our operations during the year

SEVERAL NEW CHANNELS

ANALOGUE BASE

300 000

DIGITAL BASE

775 000

17

7
NASPERS ANNUAL REPORT 2004

MIH PAY
TELEVISION
Africa
MultiChoice Africa
(MultiChoice) (www.
multichoice.co.za) provides
television and subscriber
management services to 48
countries throughout Africa and
the adjacent Indian Ocean
islands. The television service
comprises some 53 video, eight
data and 59 audio channels.
South Africa
The pay-television business in
South Africa is now a mature
business and has not grown its
subscriber base substantially in
fi ve years. It improved operating
margins through tight cost
control and converting analogue
subscribers to digital. At year
end the analogue base stood at
300 000, and the digital base at
775 000 homes.

Several new channels, including
Animal Planet and the History
Channel, were launched on the
DStv platform. Six new interactive
games were introduced on the
Playjam channel, as well as an
SMS-delivered chat forum and a

service for downloading ring-
tones and logos to mobile
phones.
The subscriber management
platforms of MultiChoice and
M-Web were merged in
February 2004 in a compre-
hensive effort to improve
operational effi ciencies.
A new convergence bill is
expected, that will redefi ne
regulations in the broad
communications industry.
MultiChoice's licence will also
probably be formulated in
2005.
We expect pay television to
be infl uenced fundamentally
over the next few years by
technologies such as ADSL,
cable, fi bre, WiFi/Wimax and
even by ubiquitous DVDs.
Our group is trying to
understand the impact these
technologies will have on our
businesses, and to prepare for
them as best we can.

review

A review of our operations during the year

MALI
GUINEA
NIGER
ERITREA
DJIBOUTI
SUDAN
BURKINO FASO
NIGERIA
ETHIOPIA
SIERRA LEONE
COTE D' IVOIRE
LIBERIA
GHANA
CENTRAL AFRICAN REPUBLIC
CAMEROON
EQUATORIAL GUINEA
SAO TOME & PRINCIPE
GABON
CONGO
DEMOCRATIC REPUBLIC OF CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
MALAWI
ANGOLA
ZAMBIA
ST HELENA
ZIMBABWE
MOZAMBIQUE
MADAGASCAR
MAURITIUS
NAMIBIA
BOTSWANA
SWAZILAND
LESOTHO
SOUTH AFRICA
Agents
Joint ventures
Franchises
MultiChoice Hub

18

Sub-Saharan Africa
Outside of South Africa,
MultiChoice services 291 000
subscribers in 48 countries
throughout sub-Saharan Africa.
The subscriber base increased by
30 000 homes during the year
and growth potential remains.
Analogue networks in Kenya,
Nigeria, Ghana and Tanzania were
systematically converted to digital.
Nigeria, numerically the largest
market in Africa, remains a
focus. Enhancements to the
Nigerian bouquet included the
addition of AfricaMagic (a
channel produced by M-Net and
consisting of predominantly
Nigerian content), plus three
free-to-air Nigerian broadcast
channels. A bouquet comprising
non-premium content was
launched to address the
lower-priced end of the market.
MultiChoice remains focused
on servicing niche communities.
Two additional channels
were added to the
Portuguese bouquet, with
subscribers to this service
passing the 50 000 mark.
The French service was also
enhanced with the addition
of two new channels.
Regulatory matters in sub-
Saharan Africa continue to
intensify, with new broadcast
bills and policies under
discussion in Nigeria, Kenya,
Zambia and Botswana.

NASPERS ANNUAL REPORT 2004E

review
A review of our operations during the year

FOURTEENENTERTAINMENT CHANNELS NINE SPORTS CHANNELS

Zing!
Vivian & Johnny
zing-wenners 2003
kykNET

s

19

S
M-Net/SuperSport
M-Net (www. mnet.co.za) and
SuperSport (www.supersport.co.za)
experienced a challenging year in
a market that is becoming more
intensely competitive due to
improvements in the programme
offering of the free-to-air
channels.
Revenue was negatively impacted
by the strong rand, which reduced
the value, as measured in rand, of
our service offerings elsewhere on
the African continent. These factors,
together with the adoption of the
new South African accounting
standard AC133, adversely affected
the results.
M-Net and SuperSport were
delisted from the JSE Securities
Exchange South Africa (JSE) and
Nigerian Stock Exchange (NSE)
with effect from 15 April 2004,
following a request from the
trustees of the Phuthuma Futhi
share scheme and a subsequent
offer to minorities.
M-Net produces 14 entertainment
channels for distribution throughout
sub-Saharan Africa. Two new niche
channels were launched:
the go channel, aimed at the teen
market, and AfricaMagic,
consisting of African content with
a Nigerian focus.
The fl agship channel, M-Net,
continued its focus on reality
programming. Big Brother Africa
was a huge success with some
30 million viewers watching the
fi nal, and providing the African
countries where we operate with a
rare shared media experience. A
second Idols series attracted more
than eight million votes. A world-
fi rst, B on M-Net, was introduced,
while kykNET enjoyed its best year
since its launch.
SuperSport, the Channel of
Champions, produces nine
19
NASPERS ANNUAL REPORT 2004
sports channels for distribution
across sub-Saharan Africa. These
comprise three primarily live 24-
hour channels, a highlights
channel, a dedicated interactive
sports channel and four ad hoc
sports channels.
SuperSport 3 is recognised as
the leading soccer channel in
Africa, airing live coverage of most
European football leagues and the
South African Premiership fi xtures.
SuperSport, offi cial media
supplier to the successful South
African Soccer World Cup 2010
bid, also raises money for charities
and contributes to community
development in several
spheres.

review

A review of our operations during the year

ΕΠΙΛΟΓΕΣ HIGHLIGHTS
prime
C.S.I
ΣΤΟΝ ΤΟΠΟ ΤΟΥ ΕΓΚΛΗΜΑΤΟΣ
επιστρέφει το Φεβρουάριο,
με νέο επεισόδια από τον 3ο κύκλο
ΜΙΑ ΜΕΡΑ ΙΔΙΑ ΜΕ ΤΗ ΧΘΕΣΙΝΗ. ΠΡΩΙΝΟ
tvMagazine
THE SUM OF ALL FEARS • ABOUT A BOY • MR. DEEDS • WINDTALKERS
MOONLIGHT MILE • THE SWEETEST THING • LIFE OR SOMETHING LIKE IT
SWIMFAN • BIG FAT LIAR • THE SALTON SEA
ΚΥΠΕΛΛΟ ΚΥΠΡΟΥ • ΟΕΦΠ-ΠΑΟΚ • ΠΑΟ-ΑΕΚ
CHELSEA-LIVERPOOL • MAN UTD - NEWCASTLE • ROMA - MILAN

STRONG BOUQUETS

The Mediterranean region ended the financial year on 350 000 subscribers, growing by 40 000 homes.

20

(similar to Big Brother) attracted

good audiences and publicity.

Local football remains in

turmoil, but NetMed acquired

the exclusive broadcast rights

for three of the four top teams

in 2003/04. The regulatory

environment was stable with a

new government in place.

350 000 subscribers, growing by

40 000 homes.

The Nova bouquet carries 25

Greek channels, together with

250 other European services on

the same satellite. Various new

channels, including MTV and

VH1, were added to the Greek

service last year. The Wall20

NASPERS ANNUAL REPORT 2004

Greece and Cyprus

Sound progress has been made to

get NetMed's Greek business

(www. multichoice.gr) to profi t-

ability. The operations in Cyprus,

with 60 000 subscribers, have

already shown profi ts for some

years. Overall, the Mediterranean

region ended the fi nancial year onr

NASPERS ANNUAL REPORT 2004
Thailand
The Thai economy has been
buoyant and UBC (www. ubc.
co.th) had a productive year.
UBC's main challenge is the
redistribution of pirated content
by over 400 small cable
operators, which resulted in a
fl at subscriber base. The year
ended with 436 000 subscribers.
The bouquet is strong, with 21
international channels, nine
locally-produced UBC-branded
channels, 17 educational
channels and six terrestrial free-
to-air offerings. New launches
included a local entertainment
offering, InsidE, the History
Channel and a fashion channel,
Chic.
UBC launched digital cable
services on its cable platform.
UBC's community service
programmes focus on projects
involving children, such as the
government's anti-drug initiative.
UBC played a major role in
organising and promoting junior
sports events in conjunction with
Thailand's national sports bodies.
IRDETO ACCESS
Irdeto (www.irdetoaccess.com)
provides content security
solutions across multiple
platforms. These include cable,
satellite, digital terrestrial, internet
protocol television (IPTV) and
mobile platforms. Operating in an
intensely competitive market,
Irdeto faces price pressure. This
has increased the need for
differentiation through added-
value services and we are
investing in the development of
new products. This combination
of lower prices and investment in
product development temporarily
leads to reduced profi tability.
Irdeto Access gained more than
23 new clients in the past year.
It remains committed to
contributing to the growth of
the Chinese technology market.
From a security perspective,
Irdeto is highly rated. Its second-
generation smartcard (known as
Version-2), continues to resist
attacks from technology pirates,
a particularly inventive species.
A review of our operations during the year
review

Entriq :: Welcome
entriq
Media. Monetized.
However you deliver media.
Wherever you deliver media.
Whatever your business model.

Desktop Kudu

DOWNLOAD NOW it's free!

mnet
ON DEMAND

ENTRIQ
Entriq (www.entriq.com) provides
security, billing and customer care
services to broadcast and online
media. The global broadband
market (excluding South Africa)
has seen a large increase in
subscriber numbers and the
demand for premium
broadband content.
Content owners and service
providers are increasingly
looking to the internet for
complementary value-added
services.
Entriq launched Kudu Club, a
broadband subscription service
that provides local content `on
demand' to South African
expatriates around the world; as
well as SuperSport-On-Demand, a
broadband service streaming live
sports events like international
cricket tests over the web.
Regrettably, very little of this
research and development is
occurring in South Africa, where
a monopoly telecom has not
rolled out broadband services to
any meaningful degree. This will
affect South Africa's creation of
broadband content and services
in years to come, and diminish
its competitive position on the
world stage.
Entriq is in a development
phase and will be consuming
money. Several new initiatives will
be launched in the year ahead.
22
A review of our operations during the year
review
NASPERS ANNUAL REPORT 2004

Tencent listed on the
HONG KONG
STOCK EXCHANGE

想成为QQ上的
BOBO族吗

大宝藏
移动QQ

361°
QQ动感体坛

新闻中心
QQ NEWS CENTER

汽车频道
auto.qq.com

NASPERS ANNUAL REPORT 2004
Tencent listed on the
HONG KONG
STOCK EXCHANGE
TENCENT HOLDINGS
LIMITED
Tencent (www.tencent.com)
created the largest instant-
messaging community in China.
It has three principal lines of
business:
·
internet value-added services
·
mobile and telecommunica-
tions value-added services
·
online advertising.
The popular QQ instant-
messaging service allows users
to communicate in real time
across the internet as well as
using multiple terminal devices,
via mobile and fi xed-line
telecommunications networks.
Tencent enjoyed strong user
growth over the past year. It
currently has some 97 million
unique active accounts. Peak
simultaneous online users
number some 6 million. The QQ
portal (www.qq.com) is one of
the most visited internet portals
in China. Registered
subscriptions for Tencent's fee-
based internet value-added
services ended the year on
7,3 million, and mobile and
telecommunications value-added
services on 12,7 million.
(`Registered subscriptions' may
include multiple accounts by the
same person.)
A number of new consumer
services have been launched,
including the QQ Game Portal
that features a selection of online
games, integrated with QQ
instant-messaging. Other fresh
services include Mobile QQ on
China Telecom's and China
Netcom's personal handyphone
system, ring-back tone services
and interactive voice response
services on the China Mobile
networks. An instant-messaging
solution, capable of connecting
businesses internally and
externally through internet and
mobile networks, was
introduced.
Recently Tencent completed
an initial public offering on the
Hong Kong Stock Exchange.
Net proceeds from the offering,
prior to the excercise of
any over-allotment option,
were approximately
HK$1 418,3 million. The fruits
of the offering are intended to
fi nance new strategic initiatives
and to expand the existing
business both organically and
through acquisitions. The
Naspers group now has a 37,5%
shareholding in Tencent.
A review of our operations during the year

review

review

A review of our operations during the year

polka
email & internet
email & internet for just
R75 a month
Join now!

Accelerating our SERVICE

24

INTERNET
Africa
M-Web Africa (M-Web)
(www.mweb.co.za) has
maintained its leading position
as internet service provider
with 242 000 subscribers.
M-Web continues to enhance
its services and has launched
wireless access (WiFi), QQ
instant-messaging and Polka,
a low-cost internet and e-mail
solution during the year.
A disappointment has been
the stifl ing effect the Telkom
monopoly has on the local
internet market. Internet access
and international calls

NASPERS ANNUAL REPORT 2004

NASPERS ANNUAL REPORT 2004
simultaneously growing its
external business to market
leadership. Some of the credit for
cost reductions in our South
African business is due to
CommerceZone. A total of
R4,1 billion of purchases were
channelled via CommerceZone
this year.
China
SportsCN's (www.sportscn.
com) network traffi c increased
to 979 000 average daily unique
visitors, with page views rising
similarly. This growth was largely
fuelled by the popularity of the
live sports statistics channel. The
SMS subscriber base increased
from just over 40 000 to 71 000
subscribers. The acquisition of
Gooooal.com made SportsCN
the leading online provider of
sports statistics in China.
Revenue growth (off a low
base) was fuelled by improved
advertising revenue and the
rapid SMS take-up.
New services are being
developed to improve the
customer experience.
Thailand
The group has two internet
companies in Thailand, KSC
Commercial Internet Company
Limited (KSC) and M-Web
(Thailand).
KSC offers a broad range of
connectivity services in both the
consumer and corporate
markets. Within the consumer
segment, we serve up both
prepaid and subscription
internet access services to dial-
up and broadband users. A WiFi
business has been established,
with hotspots installed in
several Starbucks outlets, a
number of hotels, universities
and airline lounges.
M-Web (Thailand) is the
leading online media company
in Thailand with the fl agship
portal Sanook.com. The portal
provides community and
content services, integrated
with mobile entertainment
services.
QQ Thailand was successfully
launched, with registered users
now exceeding the one million
mark. A pilot Mobile QQ service
has also been initiated and the
launch of QQ 2003 is imminent.
are overpriced compared to our
peer markets, and due to a lack
of innovation and urgency,
broadband infrastructure is not
rolled out energetically.
As part of its strategy to
improve subscribers' lives,
M-Web has established the
`innovation zone', which creates
new services and technologies
to enhance the internet
experience. A number of new
value-added products such as
M-Web Accelerator, which
provides up to three times faster
dial-up access, have been
launched during the year.
Various initiatives in the
corporate market continue.
M-Web offered services in the
leased-line connectivity market.
CommerceZone improved
strategic sourcing within our
group massively, while
A review of our operations during the year
A review of our operations during the year

review
E

review
A review of our operations during the year

HOT OFF THE PRESSES

Our pride at stake

BINNE
Rapport
EKSKLUSIEF: Vleis Visagie maak hart oop
City Press
Beeld
Hoe-hoekom is uile op dié dak?
3 by baan afgemaai
Mans by rensentrum vermoor; een werk in siek kollega se plek

26

NASPERS ANNUAL REPORT 2004
MEDIA24
Newspapers
Our newspapers are operating in
a mature and fi ercely competitive
market, but succeeded in
achieving some growth.
Creative initiatives to publish
for the emerging South African
market ensured a growing market
share. Most notable was the
Daily Sun, a tabloid aimed at
entrants to the newspaper market
who were not previously regular
readers of print publications. The
four regional titles of the Daily
Sun became the biggest selling
Despite fierce competition, growth has
been achieved on a number of fronts
including the biggest selling stable of
daily newspapers in South Africa.

Son
R2,50
HULPKRETE UIT REHAB
SUN
Condoms' sexy new look
Our big challenge
Volksblad
genade!'
Sake
Rappo
Pa praat oor sy smart
Business
Public investment
City Press
Daggers for Danny
EXCLUSIVE!

A review of our operations during the year

review
stable of daily newspapers in
South Africa. It operates in
Gauteng, the Free State, the
Eastern Cape and KwaZulu-Natal
provinces and reached aggregate
sales fi gures of 300 000 per day.
The Sunday Sun, a tabloid
aimed at weekend readers, shows
growth in circulation and reached
182 000 in March 2004.
The third initiative was the
launch of Son, an Afrikaans
weekly tabloid. After achieving
encouraging results in the
Western Cape, titles for the
Eastern Cape and Gauteng were
launched. Excellent circulation
growth to 200 000 was achieved.
Boland Newspapers, housing a
string of community papers
stretching across the Western
Cape, performed well. One of its
members, Paarl Post, extended its
printing plant and achieved
excellent results.
The newspaper printing
facilities in City Deep,
Johannesburg, are being
expanded to cope with additional
capacity requirements.
Beeld, Daily Sun, Sunday
Sun, Rapport and City
Press, as well as products
for external clients, are
printed there.
Due to a heavy
capital programme
over the past few
years, our major printing plants
across the country are now
modern and effi cient.
NASPERS ANNUAL REPORT 2004

review

A review of our operations during the year

Finansies & tegniek
Bierplesier
SABMiller se strategie ontbloot
KICK OFF
Obafemi Martins
My Eagles fears
FAIRLADY
YOUR 2004 HOROSCOPES
HOLIDAY SPECIAL
dit
die idees tydskrif
nuwe baba
hoe jy
spesiale tuinseksie
YOU
Get rid of festive flab
My tragic abortion at 15
Spy Games
Home!

Threat of over-trading is

LOOMING

Bicycling
South Africa
MUST-HAVE GEAR!
10 products every cyclist needs
GET FASTER IN 4 WEEKS
WIN!
seventeen
BRITTANY
100% FUN
heat
SATC's most dramatic storyline EVER!
CHARLIZE!
THE 20 HOTTEST CELEB BODIES!
Wegbreek
beste 6 van die klein karoo
Angola IS OOP!
WEN! TOYOTA CONDOR
27 bl. MOTORS

28

NASPERS ANNUAL REPORT 2004
Magazines
The frequency changes of Sarie
and Fairlady from fortnightly to
monthly editions, bore fruit as
advertising revenues improved. In
accordance with the demands of
its market, TVplus moved in the
opposite direction by going from
monthly to fortnightly and this
established a pattern of sales
growth.
Bicycling SA was the fi rst new
magazine launch in the fi nancial
year. It is published in
cooperation with Rodale Press of
the USA and was chosen as the
best sports magazine in South
Africa at the annual Pica Awards.
The South African edition of
Seventeen, the world's largest
teen title, debuted later in a
joint venture under licence
from Hearst Corporation.
Most recently heat, the
fastest-growing weekly
celebrity magazine in the
UK, was launched locally
in cooperation with the
British publisher Emap.
Wegbreek, a new
Afrikaans outdoors magazine,
also had a promising introduction.
Political changes over the past
ten years in South Africa made
this market more accessible to
overseas publishers. The
obvious gaps in the magazine
market are now already fi lled
and the threat of over-trading
is looming large.

r

review
A review of our operations during the year

Getting Interactive!

Property24
news24.com
R50 FREE
Media24
Knowledge is a human right

NND24
NISSAN

29

Internet
Property24, a joint venture with Absa
Bank, succeeded in creating the biggest
property portal in South Africa with some
1 600 estate agents as subscribers, listing
roughly 35 000 properties.
News24 is well established as a leading
news portal for South Africans and
averages 750 000 unique visitors per
month.
Media24's niche brands increased their
page views in the categories health,
motoring, food and women's interests.
Subscribe24 contributes to the recruitment
of subscribers for Media24 Magazines.
The growth in online advertising has
started to improve from a low base.
The Kudu Club, a subscription
service offering South African content
aimed at expatriates, was launched in
29
NASPERS ANNUAL REPORT 2004
Printing
A new Cerrutti gravure printing press,
aimed at mass printing, has been ordered
for Paarl Gravure in Milnerton. It should be
in operation in time for the 2004 Christmas
season. While this market remains fi ercely
competitive, tight cost control has ensured
that Paarl Media trades profi tably.
Distribution
NND24, a distributor of magazines and
newspapers in South Africa, had a good
year after benefi ting from several magazine
launches and the growth of the Daily Sun.
NLD24 improved its position as a national
pamphlet distributor.

review
A review of our operations during the year

ACHIEVEMENTS

ntage
AD
vantage

30

NASPERS ANNUAL REPORT 2004
Beeld won the coveted Frewin
trophy for typographical
excellence for the sixth time;
Sarie and its editor Michelle van
Breda were chosen as the
magazine of the year and the
editor of the year by Advantage
Magazine; Deon Basson from
Finansies & Tegniek and Finance
Week fame was once again
Financial Journalist of the Year
and winner of the Sanlam
trophy; four newspaper
The achievements of journalists, publishers and printers in our businesses were acknowledged by independent adjudicators.
journalists picked up prizes at
the annual Mondi Newspaper
Awards ceremony and seven
magazine journalists cleaned
up at the Mondi Magazine
Awards; Vaalweekblad was
selected as the community
newspaper of the year;
Fairlady was voted the best
consumer magazine of the
year in the Sappi Pica
competition; and Sonja
Carstens of Beeld was judged
Legal Journalist of the Year.
Winners of Media24 Magazines Excellence Awards
Magazine of the Year

review

A review of our operations during the year

Living with Leopards
Life Skills
My journey, my destiny
Elmarie van Heerden
GRANATE BLOEI IN JERUSALEM
ROMAN
WORLD ATLAS
FOR SOUTH AFRICANS
HARRY POTTER
and the Order of the Phoenix
J.K.ROWLING

31

NASPERS ANNUAL REPORT 2004
VIA AFRIKA
A number of corrective
measures were introduced at Via
Afrika (formerly Nasboek). This
business was combined with
Educor under a new banner to
explore new opportunities,
achieve economies of scale and
consolidate market leadership of
the underlying business units.
The new Via Afrika consists
of a number of independent
business units that address
different markets, but share
business platforms,
infrastructure and facilities. It
was structured in three
operating segments:
Publishers and agents,
including general, religious,
educational and academic
publishers, as well as digital
content providers.
This segment had a
satisfactory year during which
all units posted profi ts. School-
book publisher Nasou Via

NASPERS ANNUAL REPORT 2004
Afrika is recovering its position
as a leader in this fi eld.
NB Publishers was profi table
and fi elded literary works
widely acclaimed and rewarded.
Jonathan Ball Publishers, the
premium-rated South African
agent for leading British and US
publishers, had a fi ne year and
is also building a reputation as
a local publisher through its
Jonathan Ball and Sunbird
imprints. Academic publisher
Van Schaik performed well,
while Lux Verbi.BM, a Christian
publisher, became profi table.
Niche retailers and
distributors include traditional
academic, religious and internet
bookstores, book and music
clubs, ticketing, warehousing
and distribution services.
Following some poor years,
most individual units are now
either profi table or on a path to
profi tability, including the
e-trader Kalahari.net. However,
the book clubs Leserskring and
Leisure Books are still facing
trying times in line with
international trends. The niche
retail outlets Van Schaik and
Lux Verbi are settled.
Computicket is performing well
under a competent management
team.
After a number of years of
investment, the growth of On
the Dot, the book and related-
product distribution business, is
encouraging. This business unit
has contributed handsomely to
our publishers cutting inventory
costs and improving debt
collection.
A review of our operations during the year
review

review
A review of our operations during the year

A year of consolidation

33

  NASPERS ANNUAL REPORT 2004
Private education
Educor is the leading private
provider of further education,
training and higher education in
South Africa. The group offers
programmes ranging from adult
education and training to
higher education and corporate
training.
Educor experienced a year of
consolidation with static
revenue, but a solid 82% growth
in operating profi t before
amortisation.
Contact education includes
Damelin and Allenby, Midrand
Graduate Institute (MGI),
Milpark Business School and
Graduate Institute of
Management and Technology
(GIMT). Damelin and Allenby
continued with a steady
improvement in profi tability,
while GIMT had a more
challenging year. MGI, which
passed a stringent regulatory
accreditation process, is showing
satisfactory trading results under
good management.
It is expected that our
respective contact education
units will continue an integration
process in 2005.
International Colleges Group
(ICG) incorporates all distance
education units, including well-
known brands such as Intec,
Damelin Correspondence
Courses and Academy for
Mathematics. This business
achieved a fi ne all-round
fi nancial performance in 2004
and is looking at further growth
in the year ahead.
Educor operates in a highly-
regulated environment, and
subscribes to the requirement to
enforce standards. The group
cooperates with bodies such as
the Department of Education
and the Council for Higher
Education, and also contributes
to their regulatory capacity. As
far as Educor's own accreditation
is concerned, the fi rst round,
higher education, has been
settled. The second round,
development of further
education and training
regulations, is pending.
r

transformation

corporate citizenship

Media

Contributing to the growth of our nation

34

NASPERS ANNUAL REPORT 2004
PHUTHUMA
Phuthuma is a Zulu word which
means `hurry up, get going'.
It captures a sense of urgency
and was an apt name for
M-Net's first share scheme, which
enabled some 8 000 historically
disadvantaged South Africans to
acquire shares in M-Net in 1995.
The first Phuthuma share scheme
came to a successful close in
October 1998. For an initial cash
outlay of R25 for 100 M-Net
shares, participants received 42
M-Net shares, which at the close
were worth approximately R175.
The sequel, Phuthuma
Futhi (`hurry up again'), was
implemented in 1998. It made a
further 10% of M-Net/SuperSport
shares available for black eco nomic
empowerment. The Phuthuma
Futhi share scheme was originally
scheduled to close in April 2001
but, due to the decline at that time
of stock markets worldwide, was
extended.
The recent earnings volatility
of M-Net and SuperSport, the
technical insolvency of M-Net as
a consequence of the introduction
of accounting standard AC133
and the consequential possibility
that no dividends would be paid
in the current financial year, raised
concerns and the Phuthuma
Futhi trustees requested Naspers
to help participants realise value
from the Phuthuma Futhi scheme.
Naspers offered the minority
shareholders of M-Net and
SuperSport the choice to swap
their M-Net/SuperSport linked
shares for Naspers shares, which
have a high level of liquidity, or
alternatively to receive cash.
Subsequently, Johnnic
Communications Limited invested
some R286,3 million by acquiring
33,7 million of the M-Net/
SuperSport shares that Naspers
acquired from the Phuthuma Futhi
and other minority shareholders
of M-Net/SuperSport.
Naspers supports the drive to incorporate previously disadvantaged communities into the South African economy. Over the past ten years the group has initiated several broad-based empowerment schemes.

The Phuthuma Futhi scheme
came to a successful close. On
each initial investment of R40
for every 100 M-Net/SuperSport
shares, participants realised gains
of between R555 and R579 based
on an average realisation price per
Naspers N share of R42,75 - a
handsome return.
WELKOM
The Welkom empowerment
scheme, launched in 1998, was
extended for a further three years
and is now `in the money'. Some
17 000 previously disadvantaged
individuals participate in this
Naspers empowerment project.
Naspers is proud to have
black economic empowerment
(BEE) partners in the following
businesses:
·
Nozala, with an interest of
22% in Educor
·
Vakazi, a black women's
investment vehicle, which owns
30% of the equity of Afribooks,
our school-book retailer.
A further 30% of the equity
is owned by 1 134 previously
disadvantaged individuals
·
Vakazi and Edu-Access, with an
interest of 26% in Paarl Print
·
Johncom, with an interest
of 38,56% in M-Net and
SuperSport
·
Thebe Investments, with an
interest of 30% in the NEG
group, which incorporates all
school and academic book
publishers.
Notwithstanding the Naspers
group's BEE contributions in years
gone by, it is clear that we will have
to develop further empowerment
initiatives in the future. The ICT
sector charter, which will apply to
our South African broad cast and
telecommunication businesses,
is hopefully close to finalisation.
Once completed, we will determine
our approach going forward.
The group is also conscious of
its employment equity targets.
We strive to be responsible
corporate citizens and contribute
to a number of worthy causes,
predominantly focusing on
education. MultiChoice supports
the following community service
initiatives, among others:
·
the MultiChoice Africa
Foundation, which delivers
innovative multimedia content
via satellite broadcast, free of
charge, to educators in centres
across the country
·
Mindset, which delivers
free educational material to
schools via satellite, targeting
the primary, secondary and
adult education community
·
the MultiChoice Vuka Awards
that mentor and showcase
newcomer talent in the film
and video industry.
M-Net continues to invest in
social responsibility. It sponsored
the Cancer Shavathon, and again
hosted KTV Market Day (aimed
at encouraging entrepreneurship
in young people). M-Net also
supported the New Directions
and Emerging Dynamics in
Television (EDiT) initiatives, to
assist aspiring filmmakers, as
well as the M-Net Book Prize.
A transformation forum was
established by Media24 to drive
transformation within the goals
set by government. The official
scorecard is used as a guideline.
More management trainees
from previously disadvantaged
groups were employed and
study bursaries for members of
previously disadvantaged groups
were increased. Bursaries of
R1 million over five years were
committed to Stellenbosch
University for this purpose.
Rhodes University was also
supported.
Mentorships have been
introduced as a tool to settle
previously disadvantaged
individuals into new jobs. More
small distribution enterprises
run by such individuals were
used by NND24 and NLD24. As
part of our business philosophy,
preference to procurement from
BEE sources has become our
group policy. CommerceZone
now also offers tracking of BEE
spend to buyers. This value-add
assists internal and external
customers to comply with
various BEE industry charters in
South Africa.
corporate citizenship
transformation
NASPERS ANNUAL REPORT 2004

NASPERS ANNUAL REPORT 2004

INTRODUCTION
Naspers (the company) is a multinational media group
with operations in Africa, Europe and South East Asia.
Its primary listing is on the JSE Securities Exchange
South Africa (JSE). It also has a secondary listing on the
Nasdaq National Market in New York (Nasdaq) with its
American Depositary Receipt programme. This means
that the board of Naspers is subject to the requirements
of the JSE, the guidelines contained in the King Report
on Corporate Governance for South Africa 2002
(King II), as well as the Sarbanes-Oxley Act of 2002 by
virtue of it having to meet the applicable Securities and
Exchange Commission (SEC) and Nasdaq requirements.
The directors of Naspers recognise the need to
conduct the business of the group with integrity and in
accordance with suitable governance practices.
Accordingly, Naspers formed a compliance committee.
This committee monitors developments in the corporate
governance arena, locally and internationally, with a
view to making recommendations to the board on
corporate governance structures and practices.
During the past financial year, Naspers developed a
group code of ethics that encompasses the requirements
of the JSE, Nasdaq and SEC. It reflects what the board
considers to be best practice. The board further revised
its charter, supporting policies and procedures, as well
as the process to elect directors. In addition, the board
strengthened its diversity and independence by
appointing three additional independent directors, of
whom two were women and two were black.
For the coming year, Naspers will focus on the ethics
management process at individual company level.
The risk management process is subject to constant
review. Risk management departments have been
established in major group companies, and will become
operational in the coming year.
STATEMENT OF COMPLIANCE
The board is, to the best of its knowledge and belief, of
the opinion that throughout the accounting period
under review, Naspers has, other than the board's self-
evaluation process being informal, applied the principles
of King II. It has furthermore materially complied with
the provisions set out in the Listing Requirements of the
JSE, as well as with the applicable SEC and Nasdaq
requirements.
THE BOARD
Composition
Naspers has a unitary board structure. The board has a
charter evidencing a clear division of responsibilities.
The non-executive directors, with a strong independent
element, are of sufficient number to ensure that no one
individual has unfettered powers of decision-making and
authority. In addition, the roles of chair and managing
director are separate. As at 31 March 2004, the board
comprised ten independent non-executive directors,
only two executive directors and one non-executive
director, as defined in the listing requirements of the JSE
and Nasdaq. Presently five of the members of the board,
or 38%, are from previously disadvantaged groups. Also
three directors (23%) are female. These figures are both
well above average for the JSE.
The chair
The chair provides guidance to the board as a whole
and ensures that the board is efficient, focused and
operates as a unit. He acts as facilitator at board
meetings to ensure a sound flow of opinions and
ensures that discussions lead to optimal outcomes in
the interests of good governance. He represents the
board in external communications, in consultation with
the managing director and the financial director.

Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004
continued
The managing director
The managing director, who reports to the board, is
responsible for the running of the day-to-day business
of the group and for the implementation of policies and
strategies adopted by the board. Chief executives of the
various businesses assist him in this task. Board
authority conferred on management is delegated
through the managing director, in accordance with
approved authority levels.
Appointments to the board
The board has adopted a policy on the procedures for
the appointment of directors. The human resources and
nomination committee periodically assesses the skills
represented on the board by the non-executive directors
and determines whether those skills meet the company's
needs. Directors are invited to assist with the
identification and nomination of potential candidates.
The independent members of the human resources and
nomination committee propose suitable candidates for
consideration by the board.
Induction and development
There is an induction programme for new members of
the board. The programme involves industry and
company-specific orientation; including visits to major
group businesses and meetings with senior management
as appropriate, to facilitate an understanding of
operations. The company secretary assists the chair
with the induction and orientation of directors,
including arranging specific training, if required.
Role and function of the board
The board has adopted a charter setting out its
responsibilities. Among other obligations, it:
·
determines the company's mission, provides strategic
direction to the company and is responsible for the
adoption of strategic plans and the implementation
of values in support thereof
·
approves the annual business plan and budget
compiled by management
·
retains full control over the company and monitors
management with regard to the implementation of
the approved annual budget and business plan
·
appoints the managing director, who reports to the
board and ensures that succession is planned
·
approves the company's financial statements, interim
and provisional reports, as well as the Form 20-F
filing required by the SEC, and is responsible for its
integrity and presentation
·
evaluates the viability of the company and the group
on a going-concern basis
·
determines the company's communication policy
·
determines director selection, orientation and
evaluation
·
ensures that the company has appropriate risk
management, internal control and regulatory
compliance procedures in place and that it
communicates adequately with shareowners and
stakeholders
·
establishes board subcommittees with clear terms of
reference and responsibilities as and when
appropriate
·
defines levels of authority in respect of specific
matters, with required authority to board
subcommittees and management
·
monitors non-financial aspects pertaining to the
business of the company
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004

continued

·
considers and, if appropriate, declares the payment
of dividends to shareowners.
The board and its committees are supplied with
comprehensive and timely information, which enables
them to discharge their responsibilities.
Individual directors may, after consulting with the
chair or the managing director, seek independent
professional advice, at the expense of the company, on
any matter connected with the discharge of their
responsibilities as directors.
Naspers has a formal code that deals with the
management of potential conflict between a director's
interests and those of the group.
Meetings of the board
The board meets regularly, at least once a quarter and
when circumstances may require. The board held six
meetings during the past financial year. Details of
attendance at the meetings are included in the table on
page 48.
BOARD COMMITTEES
While the board remains accountable and responsible
for the performance and affairs of the company, it
delegates to management and board subcommittees
certain functions to assist it to properly discharge its
duties. Appropriate structures for those delegations are
in place, accompanied by monitoring and reporting
systems.
Each subcommittee acts within agreed, written terms
of reference. The chair of each subcommittee reports at
each scheduled meeting of the board and minutes of
subcommittee meetings are provided to the board. The
majority of the members of each subcommittee are
independent, non-executive directors.
The chair of each subcommittee is a non-executive
director and is required to attend annual general
meetings to answer questions raised by shareowners.
The established board subcommittees are as follows:
Executive committee
This committee comprises a majority of non-executive
directors, one being the chair of the board also serving
as the chair of the executive committee, and two
executive directors.
The executive committee acts on behalf of the board
with regard to the management of issues when the
board is not in session, subject to statutory limits and
the board's limitations on delegation. This committee
held three meetings during the past financial year.
Audit and risk management committee
The members of this committee are all non-executive
directors, one of whom acts as the financial expert and
chair of the committee. All members are financially
literate, with the majority possessing substantial
business and financial expertise. The committee meets
at least three times a year with members of executive
management, as well as with the internal and external
auditors.
Both the internal and external auditors have
unrestricted access to the committee. The external
auditors may report their findings to the committee in
the absence of members of executive management.
The chair of the board, managing director and
financial director attend the audit and risk management
committee meetings by invitation. The committee held
three meetings during the last financial year.
The scope of this committee includes risk
management, as well as compliance with the JSE,
Nasdaq and SEC requirements. Among others, the main
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004
responsibilities of the audit and risk management
committee are to:
·
review and recommend to the board for approval the
company's annual reports, interim and provisional
reports, as well as the Form 20-F filing required by
the SEC
·
receive the external auditors' reports
·
review and make recommendations to the board
relating to the viability of the companies concerned,
and the group itself on a going-concern basis
·
evaluate and approve the external auditors' plans,
findings and reports
·
evaluate the effectiveness of the internal auditing
function, including its activities, scope, adequacy
and costs, and approve the annual internal audit
plan and any material changes thereto
·
evaluate procedures and systems (including, without
limitation, internal controls, disclosure controls and
procedures, and information systems) introduced by
management
·
review and approve the activities, scope, adequacy
and effectiveness of the company's risk management
and regulatory associated procedures
·
evaluate legal matters that may affect the financial
statements
·
establish procedures for the treatment of complaints
received by the company regarding accounting,
internal control or auditing matters
·
determine the principles for the use of the external
auditors for non-audit services.
Human resources and nominations
committee
This committee comprises a majority of non-executive
directors, one of which acts as chair, and two executive
directors. In respect of any nomination for a board
appointment, the executive members of the committee
abstain from voting. This committee met six times
during the last financial year.
Among others, the main responsibilities of the human
resources and nominations committee are to:
·
determine the company's general policy on
remuneration, as well as a specific policy in respect
of executive remuneration
·
review and approve remuneration packages of
executive directors, including bonus incentive
schemes and increases
·
appraise the performance of the managing director
·
regularly review the company's code of ethics and
the effectiveness of the ethics management
programme
·
annually review the general level of remuneration for
directors of the board, as well as its committees, and
recommend proposals in this respect for approval by
shareowners in general meeting
·
fulfil delegated responsibilities in respect of the
Naspers share scheme
·
approve appointments of top executives and present
proposals to the board in respect of the appointment
of editors
·
annually review the corporate governance guidelines
and charter of the board
·
evaluate cases of unethical behaviour by senior
managers and executives of the company
·
evaluate the performance of the board,
subcommittees of the board, directors and the chair
·
review employment equity and skills development
plans
·
make recommendations to the board in respect of
the appointment of new directors.
continued
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004

Budget committee
The majority of members of this committee are non-
executive directors. This committee met twice during
the last financial year.
The key responsibility of the budget committee is the
annual review of the business plan and financial budget
for the Naspers group, for recommendation to the
board.
Discharge of responsibilities
The board has determined that all the subcommittees
have discharged their responsibilities for the year under
review in compliance with their terms of reference.
THE COMPANY SECRETARY
The company secretary is responsible for providing the
board collectively, and each director individually, with
guidance on the discharge of their responsibilities in
terms of the legislation and regulatory requirements of
the relevant jurisdictions.
The directors have unlimited access to the advice and
services of the company secretary. The company
secretary plays an active role in the company's corporate
governance process and ensures that in accordance with
the pertinent laws, the proceedings and affairs of the
directorate, the company itself and, where appropriate,
shareowners are properly administered. He also acts as
the compliance officer and delegated information officer,
and is responsible for the execution of statutory
requirements applicable to those positions.
The directors of the company keep the company
secretary advised of all their dealings in securities. The
company secretary monitors that the directors receive
approval from the chair, or a designated director, for any
dealings in securities, and ensures adherence to closed
periods for share trading.
RISK MANAGEMENT
As an international multimedia group with various
business activities, the group is exposed to a wide range
of risks, and some may have serious consequences.
However, the diversified nature of the group helps to
spread the risk. Identification of risk and its
management form part of each business unit's business
plan. These are assessed by the budget committee on
an annual basis. Major group companies have specific
risk management functions. The audit and risk
committee also reviews the risk management process.
At present, the following major risks are evident,
among a wide range of exposures:
·
Geopolitical or economic instability
An element of political risk exists in most countries
in which the group operates, some higher than
others. While this risk is beyond our control, care is
taken to assess this risk when entering a new
market. In addition, the group operates in more than
50 countries across the globe, thereby spreading its
exposure somewhat.
·
Regulatory disruption
The group's pay-television, internet and other media
operations are generally subject to government
regulation in many of the countries in which we
operate. Delays or failure in obtaining or renewing
the necessary regulatory approvals could disrupt the
group's ability to offer its services.
To mitigate this risk, the group cooperates and
consults on a continuous basis with the various
regulators in the countries in which it operates and
endeavours to comply with regulatory terms and
conditions. Furthermore, the group actively
continued
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004
participates in the regulatory process in the various
territories. Some businesses have local partners who
are familiar with local market conditions.
·
Satellite failure
Most of the group's pay-television services are
delivered to subscribers via satellite transmission.
Satellites are subject to damage or destruction, which
may disrupt transmission of our services. To reduce
this risk, different solutions have been applied
depending on the satellite. These range from pre-
emptive and non-pre-emptive back-up capacity to
built-in redundancy. In each case a business decision
is made weighing up the risk against the cost of
protecting against that risk. Some satellite risks
consequently remain unprotected or only partially
protected.
·
Competition and technical innovations
The group operates in fiercely competitive markets
that are subject to rapid technological change that
may wrong-foot some or all competitors. To mitigate
this, the group works hard at product innovation
and analysing emerging trends, and invests
significant resources in developing new products
and services.
·
Currency fluctuations
The group's reporting currency is the South African
rand, which has a history of volatility against the
US dollar and the euro. The group has substantial
input costs denominated in foreign currency. To
mitigate this, the group has a policy to hedge many
outstanding foreign currency-denominated contracts
by its South African entities. Currency fluctuations
will also result in unrealised translation gains or
losses arising when reporting the group's financial
results, which will distort financial results.
INTERNAL CONTROL SYSTEMS
Internal control systems were introduced to provide
management and the board with comfort regarding the
financial position of the company, safeguarding of
assets (including information) and compliance with
regulatory requirements. The internal auditors monitor
the functioning of the internal control systems and
make recommendations to management and to the
audit and risk management committee of
the board.
The external auditors consider the internal control
systems as part of their audit and communicate
deficiencies when identified.
All internal control systems do, however, have
inherent shortcomings, including the possibility of
human error and the evasion or flouting of control
measures. Even the best internal control system may
provide only partial assurance.
The group's internal controls and systems are
designed to provide reasonable, and not absolute,
assurance as to the integrity and reliability of the
financial statements; to safeguard, verify and maintain
accountability of its assets and to detect fraud, potential
liability, loss and material misstatement, while
complying with applicable laws and regulations.
The group evaluated its internal control systems as at
31 March 2004 with specific regard to financial reporting
and safeguarding of assets against unauthorised
purchases, use or sales. During the period under review,
the internal control system found no material
shortcomings which led to a material loss that should be
continued
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004

reflected in the financial statements or the external
auditors' report.
INTERNAL AUDIT
The internal audit function is an independent appraisal
mechanism which evaluates the group's procedures and
systems (including internal controls, disclosure
procedures and information systems), thus ensuring
that these are functioning effectively. During the past
year the focus was on evaluating and, where necessary,
strengthening the internal audit function for all the
major subsidiaries.
RELATIONS WITH SHAREOWNERS
The company maintains dialogue with its key financial
audiences, especially institutional shareowners and
analysts. The investor relations unit manages the
dialogue with these audiences and presentations take
place at the time of publishing interim and final results.
The company's website provides the latest and
historical financial and other information, including the
financial reports.
The board encourages shareowners to attend its
annual general meeting, notice of which is contained in
this annual report, where shareowners will have the
opportunity to put questions to the board, including the
chairs of the various board subcommittees.
BUSINESS ETHICS
In support of the requirements of King II, the company
has embarked on a process of formalising its ethical
management process within the group. The first phase,
to establish an overall group code of ethics compliant
with JSE, Nasdaq and SEC requirements, is close to
finalisation. This code will apply to all directors, officers and employees. The next phase will be for group
companies to adopt this process in their own companies
to ensure implementation of the group ethics
management code. The human resources and
nomination committee plays a key role in the ethics
management process.
Naspers is committed to a policy of fair dealing in the
conduct of its business. This commitment, which is
endorsed by the board, is based on a belief that
business should be conducted honestly, fairly and
legally. The group expects all employees to share its
commitment to ethical and legal standards.
REMUNERATION PHILOSOPHY
The remuneration policy and the execution thereof is
the responsibility of the human resources and
nomination committee of the board.
Non-executive directors qualify for an annual fee. This
recognises the ongoing responsibility of directors, as
well as the increased responsibility expected from them.
This fee is augmented for services on any of the
subcommittees of the board. A 100% premium is
payable to the chair of the board, as well as a chair of
the subcommittees. Their fees are reviewed annually,
based on an independent survey of the top JSE-listed
companies, as well as a sample of companies that have
dual listings.
In striving to create shareholder value, the group aims
to attract and retain competent and committed executive
leaders. By the same token, performance should be
recognised and encouraged.
The remuneration policy for executive directors and
other executives has been drafted to meet this objective.
Accordingly, the focus of the policy is not primarily on
continued

Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004
continued
the guaranteed annual remuneration package, but on
individual non-guaranteed incentive plans, which
recognise contributions to the creation of shareholder
value. Each executive is also incentivised to meet
strategic and operational performance criteria.
As a long-term incentive, executive directors and other
executives participate in share incentive schemes, both
in Naspers N shares as well as, in appropriate instances,
shares of their respective subsidiaries. These shares
normally vest over a five-year period.
The fees for non-executive directors for the past year
are disclosed on page 101 and the remuneration
packages of executive directors on page 100.
SUBSIDIARIES
Independent boards of directors, all of which have
established their own governance practices and
subcommittees that comply in the main with the JSE,
SEC and Nasdaq requirements, govern several of
Naspers's major subsidiaries.
ENVIRONMENT
The group is sensitive to the effect of its operations on
the environment, both directly and indirectly. The
following objectives are being pursued in this respect:
·
to ensure compliance to applicable regulatory
requirements, both locally and abroad
·
to minimise waste through the recycling of
especially paper and ink
·
to optimise the use of energy, water and materials
·
to promote through media coverage awareness of
environmental issues.
HEALTH AND SAFETY
Naspers aims to provide its employees with a clean, safe
working environment. To achieve this, in terms of the
Occupatonal Health and Safety Act, responsible
individuals receiving continuous training to improve their
skills have been appointed to all business units.
The group has also embarked on a comprehensive
intervention programme to manage HIV/Aids in the
workplace. The programme involves a series of training
and information sessions to all employees, voluntary,
free testing and counselling. In addition, an employee
assistance programme is offered, covering a wide range
of needs.
Corporate governance statement
governance

NASPERS ANNUAL REPORT 2004
TON VOSLOO
Chairman
BOETIE VAN ZYL
FRED PHASWANA
PROFESSOR
JAKES GERWELL
ADVOCATE
FRANCINE-ANN
DU PLESSIS
STEVE PACAK
directorate

NASPERS ANNUAL REPORT 2004
BEN VAN DER
ROSS
PROFESSOR
ELIZE BOTHA
NEIL VAN
HEERDEN
LOURENS JONKER
PROFESSOR
HEIN WILLEMSE
KOOS BEKKER
Managing director
DOCTOR
RACHEL JAFTA
directorate

NASPERS ANNUAL REPORT 2004

BRIEF CVS OF DIRECTORS
Ton Vosloo became managing director of Naspers
Limited in 1984, serving as executive chairman from
1992 to 1997. Mr Vosloo was a journalist from 1956 to
1983 and editor of Beeld from 1977 to 1983. He is
chairman of the World Wide Fund for Nature in South
Africa and the Cape Philharmonic Orchestra and a
trustee for the Stigting vir Bemagtiging deur Afrikaans.
Mr Vosloo is chairman of Media24, Via Afrika, MIH BV
and MIH Holdings and independent non-executive
chairman of the board of Naspers, a position he has held
since 1997. He is a former chairman of Sanlam.
Koos Bekker led the founding team of M-Net in 1985,
serving as chief executive of the MIH group until 1997.
He was also a founding director of MTN and
M-Web. He is currently a director of Media24, Via
Afrika, MIH BV, MIH Holdings, SuperSport International,
M-Net and other companies within the wider group.
Koos has been chief executive of Naspers since 1997.
Steve Pacak is the chief financial officer of the Naspers
group. He was chief executive of M-Cell Limited from
1995 to 1998. He is a director of MIH BV, MIH Holdings,
M-Web, SuperSport International, M-Net and other
companies within the wider Naspers group. Steve was
appointed chief financial officer of Naspers in 1998.
Jeff Malherbe served the Naspers group as a director of
various companies from 1972 to 2003, including a
period as vice-chairman of Naspers. He retired in August
2003.
Boetie van Zyl joined the Naspers group as director in
1988. Mr van Zyl is a member of the board of directors
of MIH Holdings, MIH BV, Sanlam and Murray &
Roberts and a trustee of the World Wide Fund for
Nature in South Africa. He is a director of Media24 and
Via Afrika, chairman of the audit and risk management
committee and a member of the executive, budget and
human resources and nomination committees of these
subsidiaries as well as those of Naspers.
Professor Elize Botha joined the Naspers group in
1988. She is chancellor of the University of Stellenbosch,
a member of the Literature Commission of the Suid-
Afrikaanse Akademie vir Wetenskap en Kuns and a
director of Via Afrika and NB Publishers.
Leepile Taunyane retired in August 2003. He joined
Naspers in 1994, serving for many years on various
boards in the group.
Lourens Jonker joined the Naspers group in 1996.
Mr Jonker, owner of Weltevrede wine estate near
Bonnievale, is a director of Absa. He is a former
chairman of the KWV group.
Neil van Heerden joined the Naspers group in 1996.
Mr van Heerden is a trustee of the University of the
Western Cape, executive director of the South Africa
Foundation, councillor of Business Unity South Africa
and a member of the boards of BMW (SA) and various
other companies. He is a member of the audit and risk
management and budget committees of Naspers.
continued
directorate
Directorate and administration

NASPERS ANNUAL REPORT 2004
Directorate and administration
Ben van der Ross joined the Naspers group in 1999.
Mr van der Ross is the chairman of Bonatla Property
Holdings and a member of the boards of Momentum,
FirstRand and Pick 'n Pay Stores Limited. He is the
former chief executive of Business South Africa. He is
currently chairman of Naspers's Welkom share scheme
and is a member of the Naspers budget committee.
Professor Jakes Gerwel joined the Naspers group in
1999. He is a previous director-general in the office of
former president Nelson Mandela, secretary to the
cabinet and rector of the University of the Western
Cape. Professor Gerwel, who is chancellor of Rhodes
University, is chairman of Brimstone Investment
Corporation and Educor. He is also a director of
Media24 and Via Afrika, and a member of the boards of
the executive and the human resources and nomination
committees of these subsidiaries as well as those
of Naspers.
Professor Hein Willemse joined the Naspers group as
director in August 2002. He is a member of the boards
or a trustee of various organisations and community
bodies, including the Shoma Education Trust and the
Welkom share scheme. He is head of the Department of
Afrikaans at the University of Pretoria.
Fred Phaswana joined the Naspers group in 2003.
He is chairman of BP Southern Africa (Pty) Limited,
regional president (Africa) of BP plc and a director of
Anglo American. He is chairman of the South African
National Energy Association, chairman of the Cape
Town Graduate School of Business Board of Advisors
and chairman of the South African Institute of
International Affairs. Mr Phaswana is also vice-chairman
of the World Wide Fund for Nature in South Africa,
vice-chairman of the South Africa Foundation and
honorary president of the Cape Town Press Club.
Advocate Francine-Ann du Plessis joined the
Naspers group in 2003. She is a director of Loubser
du Plessis Inc, a firm of chartered accountants in
Stellenbosch, the Industrial Development Corporation
(IDC) of South Africa, the KWV group, Sanlam and
Findevco. Adv Du Plessis is also a member of the
Naspers audit and risk management committee.
Doctor Rachel Jafta, who joined the Naspers group in
2003, is a senior lecturer in economics at the University
of Stellenbosch. She is a member of the South African
Economic Society and the New York Academy of
Science. Dr Jafta is also a trustee of the Don Caldwell
Trust and the Helen Suzman Foundation and a member
of the South African Institute of Race Relations.
continued
Directorate and administration
directorate

NASPERS ANNUAL REPORT 2004

DIRECTORS
Members
Date fi rst
appointed
in current
position
Date last
appointed
Six board
meetings were
held during
the year.
Attendance Category
T Vosloo 6 October 1997 29 August 2003 6
Independent,
non-executive
J F Malherbe¹ 1 June 1972 24 August 2001 3 of 3
J P Bekker 6 October 1997 30 August 2002 6 Executive
E Botha 7 October 1988 30 August 2002 6
Independent,
non-executive
F du Plessis
2
23 October 2003 23 October 2003 3 of 3
Independent,
non-executive
G J Gerwel 12 July 1999 30 August 2002 6
Independent,
non-executive
R C C Jafta
2
23 October 2003 23 October 2003 3 of 3
Independent,
non-executive
L N Jonker 7 June 1996 24 August 2001 5
Independent,
non-executive
S J Z Pacak 24 April 1998 24 April 1998 6 Executive
F T M Phaswana
2
23 October 2003 23 October 2003 1 of 3
Independent,
non-executive
L M Taunyane¹ 14 October 1994 24 August 2001 2 of 3
B J van der Ross 12 February 1999 30 August 2002 6
Independent,
non-executive
N P van Heerden 7 June 1996 24 August 2001 6
Independent,
non-executive
J J M van Zyl 1 January 1988 30 August 2002 5
Independent,
non-executive
H S S Willemse 30 August 2002 30 August 2002 5 Non-executive
Notes:
1. Retired from the board on 29 August 2003
2. Appointed to the board on 23 October 2003
Directorate and administration
continued
directorate

NASPERS ANNUAL REPORT 2004
Directorate and administration
COMMITTEES
Members
Executive
committee
Budget committee
Audit and risk
management
committee
Human resources
and nomination
committee
Two meetings
were held during
the year.
Attendance
Three meetings
were held during
the year.
Attendance
Six meetings
were held during
the year.
Attendance
Category
T Vosloo 2 3² 6
Independent
(Chair)
J F Malherbe¹ 3
J P Bekker 2 2² 6 Executive
F du Plessis³ 2 Independent
G J Gerwel 1² 5 Independent
L N Jonker³ 2 Independent
S J Z Pacak 2 3² 6 Executive
B J van der Ross 2 Independent
N P van Heerden 1 3 Independent
J J M van Zyl 2 3 6 Independent
Notes:
1. Retired from the board on 29 August 2003 and was also a member. He was replaced by Prof G J Gerwel
2. Attended meetings by invitation
3. F du Plessis replaced L N Jonker during the rotation process
continued
Directorate and administration
directorate

NASPERS ANNUAL REPORT 2004

continued
SECRETARY
G M Coetzee
40 Heerengracht
Cape Town
8001
Tel: +27 (0) 21 406-2121
Fax: +27 (0) 21 406-3753
REGISTERED OFFICE
40 Heerengracht
Cape Town
8001
REGISTRATION NUMBER
1925/001431/06
AUDITORS
PricewaterhouseCoopers Inc.
TRANSFER SECRETARIES
Ultra Registrars (Pty) Limited
(Registration number: 2000/007239/07)
PO Box 4844, Johannesburg, 2000
ADR PROGRAMME
The Bank of New York maintains a Global BuyDIRECT
TM
plan for Naspers Limited.
For additional information, please visit
The Bank of New York's website at
www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or 1-800-345-1612 or write to:
The Bank of New York
Shareholder Relations Department -
GlobalBuyDIRECTTM
Church Street Station
PO Box 11258, New York, NY 10286-1258, USA
SPONSOR
Investec Bank Limited
(Registration number: 1969/004763/06)
PO Box 785700, Sandton, 2146
ATTORNEYS
Jan S de Villiers
PO Box 1474, Cape Town, 8000
Directorate and administration
www.naspers.com
administration

NASPERS ANNUAL REPORT 2004
Number of
Number of
Size of holdings
shareowners
shares owned
1 - 100 shares 41 608 1 053 160
101    - 1 000 shares 10 330 3 839 601
1 001 - 5 000 shares 2 592 5 512 357
5 001 - 10 000 shares 483 3 500 960
More than 10 000 1 191 282 910 561
Type of shareholder
Individuals 52 944  14 196 463
Insurance companies 22 47 941 531
Investment and trust companies 1 993 57 618 372
Pension/provident funds 521 48 928 862
Financial institutions 36 51 907 300
Other institutions 683 47 593 696
Share incentive trusts 5 28 630 415
The following shareholders hold more than 5% of the issued share capital of the company:
Name
Shares owned
Old Mutual 30 438 585
Finsource/Coronation Asset Managers 24 757 481
Public Investment Commissioner 23 850 613
Sanlam Asset Managers 16 900 411
Public shareholder spread
The spread of public shareholders in terms of paragraphs 4.26, 4.27 and 4.28 of the JSE Securities Exchange South Africa Listing Requirements at 31 March 2004 was 87,12%, represented by 56 188 shareholders holding 258 572 696 N ordinary shares in the company.
The non-public shareholders of the company comprising 16 shareholders representing 38 243 943 N ordinary shares are analysed as follows:
Number of
% of issued
Category
shares
share
capital
Directors 4 963 293 1,67
Share trusts 28 630 415 9,65
Associates 4 650 235 1,57
Annual general meeting
September
Reports
Interim for half year to September
December
Announcement of annual results June
Annual financial statements August
Dividend
Declaration
September
Payment September
Financial year end March
Shareholders' diary
Analysis of shareholders
analysis

NASPERS ANNUAL REPORT 2004

Consolidated annual fi nancial statements
for the year ended 31 March 2004
INDEX
Statement of responsibility by the board
of directors
53
Certificate by the company secretary
53
Report of the independent registered
public accounting firm: consolidated annual financial statements
54
Directors' report to shareholders
55
Consolidated balance sheets
58
Consolidated income statements
59
Consolidated cash flow statements
60
Consolidated statements of changes
in shareholders' equity
61
Notes to the consolidated annual
financial statements
62
Report of the independent auditors:
company annual financial statements
171
Company financial statements
172
financial statements

NASPERS ANNUAL REPORT 2004
I, George Meiring Coetzee, being the company secretary of Naspers Limited, certify that the company has, for the year under review, lodged all returns required of a public company with the Registrar of Companies, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.
G M Coetzee
Company secretary
25 June 2004
Certificate by company secretary
The annual financial statements of the group and the
company are the responsibility of the directors of
Naspers Limited. In discharging this responsibility, they
rely on the management of the group to prepare the
annual financial statements presented on pages 55 to
178 in accordance with South African Statements of
Generally Accepted Accounting Practice and to prepare
a reconciliation of consolidated net profit and
consolidated shareholders' equity to their equivalents
under accounting principles generally accepted in the
United States of America. As such the annual financial
statements include amounts based on judgements and
estimates made by management. The information given
is comprehensive and presented in a responsible manner.
The directors accept responsibility for the preparation,
integrity and fair presentation of the annual financial
statements and are satisfied that the systems and
internal financial controls implemented by management
are effective. The directors believe that the group has
adequate resources to continue operations as a going
concern in the foreseeable future, based on forecasts and
available cash resources. The financial statements
support the viability of the company and the group.
The independent registered public accounting firm
PricewaterhouseCoopers Inc, which was given
unrestricted access to all financial records and related
data, including minutes of all meetings of shareholders,
the board of directors and committees of the board, has
audited the annual financial statements. The directors
believe that all representations made to the independent
auditors during their audit were valid and appropriate.
PricewaterhouseCoopers Inc's audit report is presented
on page 54.
The annual financial statements were approved by the
board of directors on 25 June 2004 and are signed on its
behalf by:
T Vosloo
Chairman
J P Bekker
Managing director
for the year ended 31 March 2004
Statement of responsibility by the board of directors
statement

NASPERS ANNUAL REPORT 2004
to the shareholders of Naspers Limited
We have audited the balance sheets of Naspers Limited
as at 31 March 2004 and 2003, and the related income
statements, cash flow statements and statements of
changes in shareholders' equity for each of the three
years in the period ended 31 March 2004, set out on
pages 172 to 178. These financial statements are the
responsibility of the directors of the company. Our
responsibility is to express an opinion on these financial
statements based on our audit.
SCOPE
We conducted our audit in accordance with statements
of South African Auditing Standards. Those standards
require that we plan and perform the audit to obtain
reasonable assurance that the financial statements are
free of material misstatement. An audit includes:
·
examining on a test basis, evidence supporting the
amounts and disclosures included in the financial
statements
·
assessing the accounting principles used and
significant estimates made by management, and
·
evaluating the overall financial statement
presentation.
We believe our audit provides a reasonable basis for
our opinion.
AUDIT OPINION
In our opinion, the financial statements referred to
above present fairly, in all material respects, the financial position of the company at 31 March 2004 and 2003
and the results of operations, cash flows and changes in
shareholders' equity for each of the three years in the
period ended 31 March 2004 in conformity with South
African Statements of Generally Accepted Accounting
Practice and in the manner required by the South
African Companies Act, 1973.
The annual financial statements of the company
should be read in conjunction with the consolidated
annual financial statements of Naspers Limited, as set
out on pages 55 to 170.
PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town, South Africa
25 June 2004
Report of the independent auditors
company

NASPERS ANNUAL REPORT 2004

at 31 March 2004 and 2003
ASSETS
Non-current assets
Land and buildings 2 347 347
Investments in subsidiaries 3 7 163 752 7 519 325
Investments in joint ventures 4 541 042 37 772
Total non-current assets 7 705 141 7 557 444
Current assets
Available-for-sale investments 5 286 333 -
Other receivables 2 777 175
Cash and cash deposits 69 268 30 850
Total current assets 358 378 31 025
Total assets 8 063 519 7 588 469
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium 6 5 189 026 5 172 233
Fair value reserve (27 895)  -
Retained earnings 1 963 202 2 228 717
Total shareholders' equity 7 124 333 7 400 950
Non-current liabilities
Post-retirement medical liability 7 2 667 3 797
Long-term liabilities
Interest-bearing loans 8 68 750  -
Welkom debenture scheme 9  - 160 000
Total non-current liabilities 71 417 163 797
Current liabilities
Current portion of long-term liabilities 8 42 566  -
Amounts owing in respect of investments acquired 10 815 586  -
Accrued expenses and other current liabilities 9 617 23 722
Total current liabilities 867 769 23 722
Total equity and liabilities 8 063 519 7 588 469
The accompanying notes are an integral part of these company annual financial statements.
2004                   2003                 2002
Notes               R'000                 R'000                R'000
Revenue                       -                       -                         -
Selling, general and administration expenses (10 429) (7 254) (28)
Operating loss (10 429) (7 254) (28)
Finance costs 11 (170 274) (20 702) (8 572)
Income from investments 12 26 25 945 44 565
Exceptional items 13 8 659 (782 212) (46 243)
Loss before taxation (172 018) (784 223) (10 278)
Secondary tax on companies (7 892) (2 202) (2 006)
Loss attributable to shareholders (179 910) (786 425) (12 284)
The accompanying notes are an integral part of these company annual financial statements
2004 2003
Notes R'000 R'000
Company income statements
for the years ended 31 March 2004, 2003 and 2002
Company balance sheets
company

NASPERS ANNUAL REPORT 2004
for the years ended 31 March 2004, 2003 and 2002
2004               2003               2002
R'000 R'000 R'000
Cash flows from operating activities
Cash utilised in activities
(18 258) (2 288) (11 707)
Dividends received 26 25 945 44 565
Cash (utilised in)/generated from operating activities (18 232) 23 657 32 858
Finance cost paid (168 958) (20 702) (8 572)
Taxation paid (7 892) (2 202) (2 006)
Dividends paid (85 605) (37 058) (35 515)
Net cash used in operating activities (280 687) (36 305) (13 235)
Cash flows from investment activities
Investments acquired
(678) -- (93 304)
Proceeds from investment activities -- 13 765 --
Net cash (used in)/from investing activities (678) 13 765 (93 304)
Cash flows from financing activities
Long-term loans raised 110 000 -- --
Loans repaid by subsidiaries 344 331 52 910 22 392
Issue of shares - capital and premium 16 793 -- 84 513
Redemption of Welkom debentures (151 341) -- --
Net cash from financing activities 319 783 52 910 106 905
Net increase in cash and cash equivalents 38 418 30 370 366
Cash and cash equivalents at beginning of the year 30 850 480 114
Cash and cash equivalents at end of the year 69 268 30 850 480
The accompanying notes are an integral part of these company annual financial statements.
Share capital and
premium                    Retained       Fair value Total
Class A Class N earnings reserve reserve
R'000                 R'000               R'000            R'000                  R'000
Balance 1 April 2001 14 243 1 612 694 3 099 998 -- 4 726 935
Share capital issued -- 227 583 -- -- 227 583
Treasury shares movement -- 2 584 -- -- 2 584
Net loss attributable to shareholders -- -- (12 284) -- (12 284)
Dividends -- -- (35 514) -- (35 514)
Balance 31 March 2002 14 243 1 842 861 3 052 200 -- 4 909 304
Share capital issued -- 3 394 606 -- -- 3 394 606
Treasury shares movement -- (79 477) -- -- (79 477)
Net loss attributable to shareholders -- -- (786 425) -- (786 425)
Dividends -- -- (37 058) -- (37 058)
Balance 31 March 2003 14 243 5 157 990 2 228 717 -- 7 400 950
Treasury shares movement -- 16 793 -- -- 16 793
Net fair value loss -- -- -- (27 895) (27 895)
Net loss attributable to shareholders -- --
(179 910)
--
(179 910)
Dividends -- --
(85 605)
--
(85 605)
Balance 31 March 2004 14 243 5 174 783 1 963 202 (27 895) 7 124 333
The accompanying notes are an integral part of these company annual financial statements
Company statements of changes in shareholders' equity
for the years ended 31 March 2004, 2003 and 2002
Company cash fl ow statements
company

NASPERS ANNUAL REPORT 2004

company
1.       PRINCIPAL  ACCOUNTING POLICIES
The accounting policies for the holding company are the same as those of the group, where applicable (refer note 2 of the consolidated financial statements).
2.       LAND AND BUILDINGS
There was no movement in land and buildings in the current year. Registers containing additional information on land and buildings are available for inspection at the registered offices of the company. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.
3.       INVESTMENTS IN SUBSIDIARIES
The following information relates to Naspers Limited's interest in its direct subsidiaries:
Effective Direct investment
percentage in shares and
interest* indebtedness
Name of Measurement 2004 2003 2004 2003 Nature of Country of
subsidiary currency %           %          R'000 R'000 business incorporation
Media24 Limited ZAR 100,0 100,0 18 974 32 088 Print media South Africa
Via Afrika Limited Book
(previously publishing
Nasboek Limited) ZAR 100,0 100,0 554 350 42 555 and retail South Africa
Educor Holdings Private
Limited ZAR -- 93,5 -- 353 224 education South Africa
MIH Investments Investment
(Proprietary) Limited ZAR 100,0 100,0 4 048 482 4 048 482 holding South Africa
MIH Holdings Investment
Limited ZAR -- -- 2 461 640 2 961 640 holding South Africa
Multimedia Investment
(Proprietary) Limited ZAR 100,0 100,0 80 306 81 336 holding South Africa
7 163 752 7 519 325
*
The effective percentage interest shown is the fi nancial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.
Notes to the company annual fi nancial statements

NASPERS ANNUAL REPORT 2004
4.       INVESTMENTS IN JOINT VENTURES
The following information relates to Naspers Limited's financial interest in its significant joint ventures:
Effective Direct investment
percentage in shares and
interest* indebtedness
Name of Functional 2004 2003 2004 2003 Nature of Country of
joint venture currency %           %         R'000 R'000 business incorporation
Electronic Media
Network Limited/ Pay-TV
SuperSport International content
Holdings Limited ZAR 23,3 3,8 525 212 21 942 provider South Africa
MNH Holdings (1998) Investment
(Proprietary) Limited ZAR 50,0 50,0 15 830 15 830 holding South Africa
541 042 37 772
*
The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.
31 March
2004             2003
R'000             R'000
5. AVAILABLE-FOR-SALE INVESTMENTS
Current
Electronic Media Network Limited 149 609 --
SuperSport International Holdings Limited 136 724 --
286 333 --
Directors' valuation 286 333 --
6. SHARE CAPITAL AND SHARE PREMIUM
Authorised
1 250 000 Class A ordinary shares of R20 each 25 000 25 000
500 000 000 Class N ordinary shares of 2 cents each 10 000 10 000
35 000 35 000
Issued
712 131 Class A ordinary shares of R20 each 14 243 14 243
296 816 639 Class N ordinary shares of 2 cents each (2003: 296 816 639) 5 936               5 936
20 179 20 179
Share premium 5 412 628 5 412 628
5 432 807 5 432 807
Less: 10 914 651 Class N ordinary shares held as treasury shares
(2003: 11 660 601 Class N ordinary shares) (243 781) (260 574)
5 189 026 5 172 233
continued
Notes to the company annual fi nancial statements

company

NASPERS ANNUAL REPORT 2004

6. SHARE CAPITAL AND SHARE PREMIUM (continued)
Movement in Class N ordinary shares held as
treasury shares during the year
Shares held as treasury shares at 1 April 11 660 601 8 205 773
Shares issued to the Naspers equity compensation plan -- 3 460 309
Shares bought by the Naspers equity compensation plan
from participants 882 23 305
Shares acquired by participants from the Naspers equity
compensation plan (746 832) (28 786)
Shares held as treasury shares at 31 March 10 914 651 11 660 601
7. POST-RETIREMENT MEDICAL LIABILITY
The company operates a post-retirement medical benefit scheme. The obligation of the company to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners, however, remain entitled to this benefit. The company provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors are confident that adequate provision has been made for future liabilities.
31 March
2004 2003
R'000 R'000
8. INTEREST-BEARING LOANS
Interest-bearing loans
Total liabilities 111 316 --
Less: Current portion (42 566) --
68 750 --
Details of unsecured loans:
Year of
final           Year-end 2004 2003
Institution Currency repayment interest rate R'000 R'000
FirstRand Bank Limited ZAR 2006 10,2% 111 316 --
continued
31 March
2004 2003
Number of        Number of
N shares N shares
Notes to the company annual financial statements
company

NASPERS ANNUAL REPORT 2004
9.       WELKOM DEBENTURE SCHEME
In terms of the Welkom Trust Share Scheme, prospective shareholders subscribed to 4 003 740 convertible debentures at R42 each for a gross total of R168,2 million. Scheme administration costs were set off against the gross amount received. The debentures bore interest at 9,25% per annum and the issue price plus capitalised interest were redeemed on 9 September 2003.
10. AMOUNTS OWING IN RESPECT OF INVESTMENTS ACQUIRED
On 24 March 2004, the last conditions precedent relating to schemes of arrangement under section 311 of the South African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19,62% financial interest in Electronic Media Network Limited and SuperSport International Holdings Limited respectively. An amount of R815,6 million is due to minority shareholders on 31 March 2004.
31 March
2004 2003 2002
R'000 R'000 R'000
11.     FINANCE COSTS
Interest paid
Welkom debenture scheme 175 244 16 110 16 231
Loans and overdrafts 12 184 4 818 --
187 428 20 928 16 231
Interest received
Loans and bank accounts 3 805 66 31
Subsidiaries 13 349 160 7 628
17 154 226 7 659
Net finance cost 170 274 20 702 8 572
12.  INCOME FROM INVESTMENTS
Subsidiaries
Dividends - unlisted shares -- -- 23 077
Joint venture companies
Dividends - listed shares -- 25 926 21 470
Other investments
Dividends - unlisted shares 26 19 18
Total 26 25 945 44 565
continued
Notes to the company annual fi nancial statements
company

NASPERS ANNUAL REPORT 2004

31 March
2004               2003                2002
R'000              R'000               R'000
13.     EXCEPTIONAL ITEMS
Profit on redemption of debentures 8 659 -- --
Write back of warranty provision -- 6 500 --
Losses on disposal of investments -- (790 573) --
Gains on disposal of investments -- 1 861 --
Warranties in respect of business disposal -- -- 4 188
Asset impairments -- -- (40 000)
Warranty claim -- -- (10 431)
Total 8 659 (782 212) (46 243)
14.    COMMITMENTS AND CONTINGENCIES
Legal claims
Fidelity Management SA
On 26 July 2002, NetMed NV (`NetMed'), Myriad International Holdings BV (`MIH BV') and Fidelity Management SA (`Fidelity') entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, the group's pay-television subsidiary in Greece, for a cash purchase price of US$5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly the group believes that the agreements have ceased to have any force or effect.
As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity has also initiated legal proceedings in the South African courts against Naspers Limited, MIH Holdings Limited and an employee of MIH BV claiming approximately US$62 million (alternatively, approximately US$114 million) on the grounds that the parties had unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.
continued
Notes to the company annual fi nancial statements
company

NASPERS ANNUAL REPORT 2004

Notice of annual general meeting
NOTICE OF NINETIETH ANNUAL
GENERAL MEETING
Notice is hereby given that the ninetieth annual
general meeting of Naspers Limited (the `company'
or `Naspers') will be held on the 18th floor of the
Naspers Centre, 40 Heerengracht in Cape Town,
South Africa, on Friday 3 September 2004
at 11:15.
The following ordinary resolutions will be
considered and, if approved, will be adopted with or
without amendment:
ORDINARY RESOLUTIONS
1.   The financial statements of the company and
the group for the 12 months ended 31 March
2004 and the reports of the directors and the
auditors to be considered and accepted.
2.   The confirmation of dividends in relation to the
N ordinary and A ordinary shares of the
company.
3.   The approval of the remuneration of the non-
executive directors.
4.   The re-appointment of the firm
PricewaterhouseCoopers Inc. as auditors for the
period until the conclusion of the next annual
general meeting of the company.
5.   To elect Messrs N P van Heerden, L N Jonker
and Prof G J Gerwel who retire by rotation and,
being eligible, offer themselves for re-election.
Their abridged curricula vitae appear on
page 46. The re-election of each director will be
carried out in separate ordinary resolutions.
6.   To confirm the appointments of Adv F du Plessis,
Dr R C C Jafta and Mr F T M Phaswana as directors.
Their abridged curricula vitae appear on page 47.
The confirmation of the appointment of each
director will be carried out in separate
ordinary resolutions.
7.   To extend, until the conclusion of the next annual
general meeting of the company, the unconditional
general authority granted to the directors to place
under their control and to allot and issue at their
discretion, subject to the provisions of section 221
of the Companies Act, No 61 of 1973, as
amended (the `Act'), and the requirements of the
JSE Securities Exchange South Africa (the `JSE') and
any other exchange on which the shares of the
company may be quoted or listed from time to
time, the unissued shares of the company on
such terms and conditions and to such persons,
whether they be shareholders or not, as the
directors may in their sole discretion deem fit.
8.   Subject to a minimum of 75% of the votes of
shareholders of the company present personally or
by proxy at the annual general meeting and
entitled to vote, voting in favour thereof, the
directors be authorised and are hereby authorised
to issue unissued shares of a class of shares
already in issue in the capital of the company for
cash as and when the opportunity arises, subject
to the requirements of the JSE, including the
following:
notice

NASPERS ANNUAL REPORT 2004

continued
Notice of annual general meeting
·
this authority shall not endure beyond the
earlier of the next annual general meeting of
the company or beyond 15 months from the
date of the meeting;
·
there will be no restrictions in regard to the
persons to whom the shares may be issued,
provided that such shares are to be issued to
public shareholders (as defined by the JSE in
its Listing Requirements) and not to related
parties;
·
that a paid press announcement giving full
details, including the impact on the net asset
value and earnings per share, will be
published at the time of any issue
representing, on a cumulative basis within
one year, 5% or more of the number of
shares of that class in issue prior to the
issues;
·
the aggregate issue of any particular class of
shares in any financial year will not exceed
15% of the issued number of that class of
shares (including securities which are
compulsorily convertible into shares of
that class);
·
that in determining the price at which an
issue of shares will be made in terms of this
authority, the maximum discount at which
the shares may be issued is 10% of the
weighted average traded price of the shares
in question, as determined over the 30 days
prior to the date that the price of the issue is
determined; and
·
that the shares will only be issued to "public
shareowners" as defined in the Listing
Requirements of the JSE, and not to related
parties.
9.   Pursuant also to the reorganisations that have
taken place in the past within the Naspers group,
there are several employee share incentive
schemes in force in relation to subsidiaries of
Naspers, in terms of which the trustees of these
employee share incentive schemes may offer or in
some instances instead of cash may deliver
Naspers N ordinary shares to participants in
those share schemes. The directors of Naspers
have the authority to allot and issue up to 11%
of the total issued Naspers N ordinary shares to
participants of the Naspers Share Incentive Trust.
Details of the group share schemes currently in
existence can be found on pages 133 to 146 of
the annual report. (These share schemes and
Naspers group share schemes that are established
in future are hereafter collectively referred to as
`Naspers group share schemes'.)
The directors of Naspers propose that this
authority be extended to also apply to the
Naspers group share schemes referred to above.
Accordingly, the following resolution is proposed:
Resolved that the directors be and are hereby
authorised to allot, issue and make
application to the JSE for the listing of
Naspers N ordinary shares to the Naspers
group share schemes and/or the participants
notice

NASPERS ANNUAL REPORT 2004

continued
Notice of annual general meeting
thereunder as and when the trustees of the
Naspers group share schemes in question
wish to offer or deliver Naspers N ordinary
shares to the participants thereunder,
provided that:
·
every allotment and issue of Naspers N
ordinary shares shall be at the then
market value of the shares, being the
closing price at which transactions in
the shares concerned took place on the
JSE on such trading day as determined
by the trustees of the Naspers group
share scheme in question;
·
the total number of Naspers N ordinary
shares allotted and issued pursuant to
this authority shall not, having regard to
the number of Naspers N ordinary
shares allocated to but not yet released
to participants under the Naspers Share
Incentive Trust or the Naspers group
share schemes, in the aggregate at any
given time exceed 11% of the total
issued N ordinary Naspers share capital
then in issue.
The following special resolutions will be considered
and, if approved, will be adopted with or without
amendment:
SPECIAL RESOLUTION NUMBER 1
That the company or any of its subsidiaries be and
are hereby authorised, by way of a general approval,
to acquire ordinary shares issued by the company, in
terms of sections 85(2) and 85(3) of the Companies
Act, No 61 of 1973, as amended, and in terms of
the rules and requirements of the JSE
being that:
·
any such acquisition of ordinary shares shall be
effected through the order book operated by the
JSE trading system and done without any prior
understanding or arrangement;
·
this general authority shall be valid until the
company's next annual general meeting,
provided that it shall not extend beyond
15 (fifteen) months from the date of passing
of this special resolution number 1;
·
an announcement will be published as soon as
the company or any of its subsidiaries has
acquired ordinary shares constituting, on a
cumulative basis, 3% of the number of ordinary
shares in issue prior to the acquisition pursuant
to which the aforesaid 3% threshold is reached,
and for each 3% in aggregate acquired
thereafter, containing full details of such
acquisitions;
·
acquisitions of shares in aggregate in any one
financial year may not exceed 20% of the
company's ordinary issued share capital as at
the date of passing of this special resolution
number 1;
·
in determining the price at which ordinary shares
issued by the company are acquired by it or any of
its subsidiaries in terms of this general authority,
the maximum premium at which such ordinary
shares may be acquired will be 10% of the
notice

NASPERS ANNUAL REPORT 2004

weighted average of the market value at which
such ordinary shares are traded on the JSE as
determined over the five business days
immediately preceding the date of repurchase of
such ordinary shares by the company or any of its
subsidiaries;
·
the company has been given authority by its
articles of association;
·
at any point, the company may only appoint one
agent to effect any repurchase on the company's
behalf;
·
the company's sponsor must confirm the adequacy
of the company's working capital for purposes of
undertaking the repurchase of shares in writing to
the JSE before entering the market to proceed with
the repurchase;
·
the company remaining in compliance with the
minimum shareholder spread requirements of the
JSE Listing Requirements; and
·
the company and/or its subsidiaries not
repurchasing any shares during a prohibited period
as defined by the JSE Listing Requirements.
Before entering the market to effect the general
repurchase, the directors, having considered the effects
of the repurchase of the maximum number of ordinary
shares in terms of the foregoing general authority, will
ensure that for a period of 12 (twelve) months after the
date of the notice of annual general meeting:
·
the company and the group will be able, in the
ordinary course of business, to pay its debts;
·
the assets of the company and the group, fairly
valued in accordance with South African
Statements of Generally Accepted Accounting
Practice, will exceed the liabilities of the company
and the group; and
·
the company and the group's ordinary share
capital, reserves and working capital will be
adequate for ordinary business purposes.
The following additional information, some of which
appear elsewhere in the annual report of which this
notice forms part, is provided in terms of the JSE
Listing Requirements for purposes of the general
authority:
·
directors - pages 44 and 45;
·
major beneficial shareholders - page 51;
·
directors' interests in ordinary shares - page 103;
·
share capital of the company - page 104; and
·
litigation - page 114.
Directors' responsibility statement
The directors, whose names appear on pages 44 and
45 of the annual report, collectively and individually
accept full responsibility for the accuracy of the
information pertaining to this special resolution and
certify that, to the best of their knowledge and belief,
there are no facts that have been omitted which would
make any statement false or misleading, and that all
reasonable enquiries to ascertain such facts have been
made and that the special resolution contains all
information.
Material changes
Other than the facts and developments reported on in
the annual report, there have been no material changes
continued
Notice of annual general meeting
notice
Notice of annual general meeting

NASPERS ANNUAL REPORT 2004

continued
Notice of annual general meeting
in the affairs or financial position of the company and
its subsidiaries since the date of signature of the audit
report and up to the date of this notice.
The directors have no specific intention, at
present, for the company to repurchase any of its
shares but consider that such a general authority
should be put in place should an opportunity
present itself to do so during the year which is in
the best interests of the company and its
shareholders.
The reason for and effect of the special resolution
is to grant the directors of the company a general
authority in terms of the Companies Act and the JSE
Listing Requirements for the repurchase by the
company, or a subsidiary of the company, of the
company's shares.
SPECIAL RESOLUTION NUMBER 2
That the articles of association of the company be
amended by substituting article 37 with the
following:
"A general meeting or the directors shall have the
power to appoint any person as director from time
to time either to fill a vacancy in respect of the
board of directors or as an additional director,
provided that the total number of directors shall not
at any time exceed the maximum number fixed by
or in accordance with these articles. The
appointment of any director so appointed shall
cease at the commencement of the next annual
general meeting provided that such director will be
eligible for re-election subject to the provisions of
article 57."
The reason for the special resolution is to amend
the articles of association of the company so as to
provide that any appointment of a director of the
company other than at an annual general meeting
shall cease at the next annual general meeting of the
company.
The effect of the special resolution will be to amend
article 37 so as to ensure that any director appointed
other than at an annual general meeting of the company
only holds office until the following annual general
meeting of the company, and to allow the company in
general meeting to re-appoint the person so appointed
at the annual general meeting concerned.
ORDINARY RESOLUTION
10. Each of the directors of the company is hereby
authorised to do all things, perform all acts and
sign all documentation necessary to effect the
implementation of the ordinary and special
resolutions adopted at this annual general meeting.
11. OTHER BUSINESS
To transact such other business as may be
transacted at an annual general meeting.
Shareholders entitled to attend and vote at the
annual general meeting may appoint one or more
proxies to attend, speak and vote thereat in their
stead. A proxy need not be a shareholder of the
company.
A form of proxy, in which is set out the relevant
instructions for its completion, is attached for the
use of holders of certificated shares and `own
notice

NASPERS ANNUAL REPORT 2004

name' dematerialised shareholders who wish to be
represented at the annual general meeting.
Completion of a form of proxy will not preclude
such a shareholder from attending and voting (in
preference to that shareholder's proxy) at the
annual general meeting.
Holders of dematerialised shares, other than
`own name' dematerialised shareholders, who
wish to vote at the annual general meeting
must instruct their Central Securities Depositary
Participant (`CSDP') or broker accordingly in the
manner and cut-off time stipulated by their
CSDP or broker.
Holders of dematerialised shares, other than
`own name' dematerialised shareholders, who
wish to attend the annual general meeting in
person need to arrange the necessary
authorisation as soon as possible, through their
CSDP or broker.
The form appointing a proxy and the authority
(if any) under which it is signed must reach the
transfer secretaries of the company by no later
than 11:15 on Wednesday 1 September 2004.
A form of proxy is enclosed with this notice.
The form of proxy may also be obtained from
the registered office of the company.
By order of the board
G M Coetzee
Company secretary
12 August 2004
Cape Town
continued
Notice of annual general meeting
notice

NASPERS ANNUAL REPORT 2004
Incorporated in the Republic of South Africa
(Registration number: 1925/001431/06)
(`NPN' or `the company')
JSE Code: NPN ISIN: ZAE000015889
FORM OF PROXY
Ninetieth annual general meeting of shareholders
For use by holders of certificated shares or `own name' dematerialised shareholders at the ninetieth annual general meeting of shareholders of the company to be held on the 18th floor of the Naspers Centre, 40 Heerengracht in Cape Town, South Africa on Friday 3 September 2004 at 11:15.
I/We (please print)
of
being a holder of certificated or `own name' dematerialised shares of Naspers and entitled to___votes hereby appoint (see note 1)
1. or, failing him/her,
2. or, failing him/her,
3. the chairman of the annual general meeting as my/our proxy to act for me/us at the annual general meeting which will be held in the boardroom on the 18th floor, Naspers Centre, 40 Heerengracht in Cape Town on Friday 3 September 2004 at 11:15 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name (see note 2) as follows:
In favour of Against Abstain
Ordinary resolutions:
Approval of annual financial statements
Appropriation of profits
Determination of directors' remuneration
Re-appointment of auditors
Approval for issue of shares
Approval for issue of shares for cash
Re-election of the following directors: Mr N P van Heerden
Mr L N Jonker
Prof G J Gerwel
Confirmation of the appointment Adv F du Plessis
of the following directors:
Dr R C C Jafta
Mr F T M Phaswana
Authorisation of extension of authority to issue shares to employee share trusts
Authorisation regarding ordinary resolutions
Special resolutions:
Share buybacks
Changing article 37 of the articles of the company
and generally to act as my/our proxy at the said annual general meeting.
(Tick whichever is applicable. If no indication is given, the proxy holder will be entitled to vote or to abstain from voting as the proxy holder deems fit.)
Signed at on this day of 2004
Signature Assisted (where applicable)
Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.
Naspers Limited
Naspers

NASPERS ANNUAL REPORT 2004

1. A certificated shareholder or `own name'
dematerialised shareholder may insert the names
of two alternative proxies of the shareholder's choice
in the space provided, with or without deleting `the
chairman of the annual general meeting'. The person
whose name appears first on the form of proxy and
whose name has not been deleted will be entitled
and authorised to act as proxy to the exclusion of
those whose names follow.
2. A shareholder's instructions to the proxy must be
indicated by the insertion of the relevant number of
votes exercisable by that shareholder in the
appropriate space provided. Failure to comply
herewith will be deemed to authorise the proxy to
vote at the annual general meeting as he/she deems
fit in respect of the shareholder's votes exercisable
thereat, but where the proxy is the chairman, failure
to so comply will be deemed to authorise the
chairman to vote in favour of the ordinary resolution.
A shareholder or his/her proxy is not obliged to use
all the votes exercisable by the shareholder or by the
proxy.
3. Forms of proxy must be lodged at or posted to the
transfer office of the company, Ultra Registrars (Pty)
Limited, 5th Floor, 11 Diagonal Street, Johannesburg,
2001 (PO Box 4844, Johannesburg, 2000) to be
received by not later than 11:15 on Wednesday
1 September 2004, or such later date if the annual
general meeting is postponed.
4. The completion and lodging of this form of proxy
will not preclude the certificated shareholder from
attending the annual general meeting and speaking
and voting in person thereat to the exclusion of any
proxy appointed in terms hereof.
5. An instrument of proxy shall be valid for any
adjournment or postponement of the annual general
meeting as well as for the meeting to which it relates,
unless the contrary is stated therein but shall not be
used at the resumption of an adjourned annual
general meeting if it could not have been used at the
annual general meeting from which it was adjourned
for any reason other than that it was not lodged
timeously for the meeting from which the
adjournment took place.
6. A vote cast or act done in accordance with the terms
of a form of proxy shall be deemed to be valid
notwithstanding:
·
the death, insanity, or any other legal disability
of the person appointing the proxy; or
·
the revocation of the proxy; or
·
the transfer of a share in respect of which the
proxy was given,
unless notice as to any of the abovementioned
matters shall have been received by the company
at its registered office or by the chairman of the
annual general meeting at the place of the annual
general meeting if not held at the registered office,
before the commencement or resumption (if
adjourned) of the annual general meeting at which
the vote was cast or the act was done or before the
poll on which the vote was cast.
7. The authority of a person signing the form of proxy:
7.1 under a power of attorney; or
7.2 on behalf of a company,
must be attached to the form of proxy unless the full
power of attorney has already been received by the
company or the transfer secretaries.
8. Where names are held jointly, all joint holders
must sign.
9. Dematerialised shareholders, other than by
`own name' registration, must NOT complete this
form of proxy and must provide their central
securities depository participant (`CSDP') or broker of
their voting instructions in terms of the custody
agreement entered into between such shareholders
and their CSDP and/or broker.
Naspers Limited

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: October 07, 2004 by
/s/
Name: Stephan J. Z. Pacak
Title:   Director